Paul, Weiss, Rifkind, Wharton & Garrison LLP
                          1285 Avenue of the Americas
                            New York, NY 10019-6064


Writer's Direct Dial Number
(212) 373-3245

Writer's Direct Fax Number
(212) 492-0245

Writer's E-mail Address
gli@paulweiss.com


                                                      December 14, 2006


VIA EDGAR
---------

SECURITIES AND EXCHANGE COMMISSION
Station Place
100 F Street, N.E.
Washington, D.C. 20549

ATTENTION:   HANNA T. TESHOME

             Re:    Triarc Companies, Inc. Amendment No. 3
                    Registration Statement on Form S-3
                    File No. 333-127818

Dear Ms. Teshome,

            Per your request, please find attached a marked copy of Amendment No. 3 to the Registration Statement on Form S-3 of Triarc Companies, Inc. (the "Company"), together with Exhibits, filed on December 13, 2006, showing the changes made from Amendment No. 2 to the Registration Statement on Form S-3 as filed with the Securities and Exchange Commission on filed on October 19, 2006.

            If you have any questions concerning the above, please do not hesitate to contact the undersigned at (212)373-3245.


                                               Very truly yours,



                                               /s/ Gary Li
                                               -----------------
                                               Gary Li

                                                     REGISTRATION NO. 333-127818
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            _________________________

                               AMENDMENT NO. 3 TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                            _________________________


                             TRIARC COMPANIES, INC.
             (Exact name of Registrant as specified in its charter)

                            _________________________

              DELAWARE                                   38-0471180
  (State or other jurisdiction of            (IRS Employer Identification No.)
    incorporation or organization)

                            _________________________

                                 280 PARK AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 451-3000
                   (Address, including zip code, and telephone
                         number, including area code, of
                    Registrant's principal executive offices)

                              BRIAN L. SCHORR, ESQ.
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                             TRIARC COMPANIES, INC.
                                 280 PARK AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 451-3000
                (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                            _________________________

                                   COPIES TO:

                             PAUL D. GINSBERG, ESQ.
                             RAPHAEL M. RUSSO, ESQ.
                  PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                           1285 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10019-6064
                                 (212) 373-3000

                            _________________________

APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC: From time to time after this registration statement becomes effective.
                            _________________________

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. [_]

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. [_]
                            _________________________

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

The information in this prospectus is not complete and may be amended. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor is it soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                 SUBJECT TO COMPLETION, DATED DECEMBER 13, 2006

PROSPECTUS

                             TRIARC COMPANIES, INC.

               9,205,601 shares of Class B Common Stock, Series 1

        This prospectus relates to up to 9,205,601 shares of our Class B common stock, Series 1, that may be offered for sale from time to time by the selling stockholders named in this prospectus. We issued these shares to the selling stockholders on July 25, 2005 in connection with our acquisition of RTM Restaurant Group.



        The shares of Class B common stock, Series 1, may be sold at fixed prices, prevailing market prices at the times of sale, prices related to the prevailing market prices, varying prices determined at the times of sale or negotiated prices. The shares of Class B common stock, Series 1, offered by this prospectus and any prospectus supplement may be offered by the selling stockholders directly to investors or to or through underwriters, dealers or other agents. We will not receive any of the proceeds from the sale of the shares of Class B common stock, Series 1, sold by the selling stockholders. We will bear all expenses of this offering of the Class B common stock, Series 1, other than the following expenses: all selling expenses (including underwriting discounts and commissions and transfer taxes) of the selling stockholders, all fees and expenses of the selling stockholders' counsel, any stock transfer taxes in connection with any underwritten offering and all registration expenses to the extent required by applicable law.


        Our Class B common stock, Series 1, trades on the New York Stock Exchange under the symbol "TRY.B." On December 11, 2006, the last reported sale price of our Class B common stock, Series 1, was $19.45.


                           _________________________

        INVESTING IN THE SECURITIES OFFERED BY THIS PROSPECTUS INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 9 OF THIS PROSPECTUS.



        NEITHER THE SECURITIES AND EXCHANGE COMMISSION, NOR ANY STATE SECURITIES COMMISSION, HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           _________________________

                     The date of this prospectus is , 2006.

                               TABLE OF CONTENTS

Where You Can Find More Information.........................................2
Incorporation of Documents by Reference.....................................3
Triarc Companies, Inc.......................................................4
The RTM Acquisition.........................................................6
Potential Corporate Restructuring...........................................8
Risk Factors................................................................9
Forward-Looking Statements.................................................25
Use of Proceeds............................................................27
Selling Stockholders.......................................................28
Plan of Distribution.......................................................30
Legal Matters..............................................................32
Experts....................................................................32


                      WHERE YOU CAN FIND MORE INFORMATION

        We have filed a Registration Statement on Form S-3 with the Securities and Exchange Commission (the "SEC") regarding the offering of the securities offered by this prospectus. This prospectus, which forms part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and the securities offered by this prospectus, you should refer to the registration statement, its exhibits and the documents incorporated by reference.

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC at the SEC public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings can also be read at the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Our SEC filings are also available to the public on the SEC's Internet website at http://www.sec.gov.

        Our Class A common stock is listed on the New York Stock Exchange under the symbol "TRY" and our Class B common stock, Series 1, is listed on the New York Stock Exchange under the symbol "TRY.B."

        We incorporate by reference into this prospectus the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, including any filings after the date of this prospectus, until all of the securities to which this prospectus relates are sold or the offering is otherwise terminated, other than any portions of any such documents that are not deemed "filed" under the Exchange Act in accordance with the Exchange Act and applicable SEC rules and regulations. The information incorporated by reference is an important part of this prospectus. Any statement in a document incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent a statement contained in (1) this prospectus or (2) any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

        We are incorporating by reference into this prospectus the following documents filed by us with the SEC:

        o Annual Report on Form 10-K for the fiscal year ended January 1, 2006, filed on April 3, 2006;


        o Quarterly Reports on Form 10-Q for the fiscal quarter ended April 2, 2006, filed on May 12, 2006, the fiscal quarter ended July 2, 2006, filed on August 11, 2006, and the fiscal quarter ended October 1, 2006, filed on November 13, 2006;

        o Current Reports on Form 8-K, filed on January 5, 2006, January 27, 2006 (with respect to Item 8.01 and the exhibit filed pursuant thereto only), February 3, 2006, February 6, 2006,
              February 9, 2006, February 13, 2006, March 20, 2006, April 5, 2006, April 17, 2006, May 2, 2006, May 11, 2006, June 7, 2006,
              August 11, 2006 (with respect to Item 8.01 and the exhibit filed pursuant thereto only), September 20, 2006 and October 19, 2006, October 25, 2006, November 13, 2006 (with respect to Item 8.01 and the exhibit filed pursuant thereto only), November 14, 2006, and November 16, 2006;


        o the description of the Class B common stock, Series 1, contained in the Registration Statement on Form 8-A, filed pursuant to
              Section 12 of the Exchange Act on August 11, 2003, and any amendment or report filed for the purpose of updating such description; and

        o all other documents filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering other than any such documents or portions thereof that are not deemed "filed" under the Exchange Act in accordance with the Exchange Act and applicable SEC rules and regulations.

        You should rely only on the information contained in this document or that information to which we have referred you. We have not authorized anyone to provide you with any additional information.

        The documents incorporated by reference into this prospectus are available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus to any person, without charge, upon written or oral request. Requests for such copies should be directed to the following:

                             Triarc Companies, Inc.
                                280 Park Avenue
                            New York, New York 10017
                         Attention: Investor Relations
                           Telephone: (212) 451-3000

        EXCEPT AS EXPRESSLY PROVIDED ABOVE, NO OTHER INFORMATION, INCLUDING INFORMATION ON OUR WEBSITE, IS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS.

                             TRIARC COMPANIES, INC.


        We are a holding company and, through our subsidiaries, the franchisor of the Arby's(R) restaurant system, which is comprised of approximately 3,500 restaurants. Of these restaurants, as of October 1, 2006, more than 1,000 are owned and operated by our subsidiaries. We also own an approximate 64% capital interest, a profits interest of at least 52% and approximately 94% of the voting interests in Deerfield & Company LLC ("Deerfield"), which, through its wholly-owned subsidiary Deerfield Capital Management LLC ("DCM"), is a Chicago-based asset manager offering a diverse range of fixed income and credit-related strategies to institutional investors with approximately $14.1 billion under management as of October 1, 2006. We also own an approximate 11.6% capital interest in Jurlique International Pty Ltd, a privately held Australian skin and health care products company. As of September 29, 2006, we effectively redeemed our investment in Deerfield Opportunities Fund, LLC ("DOF"), which was managed by DCM. We intend to withdraw our entire investment in DM Fund, LLC, which is managed by DCM, by December 29, 2006. The following chart is a summary of our organizational structure as of November 1, 2006:

                                                         ----------------------
                                                                                         -------------------------------
                                                         TRIARC COMPANIES, INC.          All ownership common equity and
                                                                                         100% unless otherwise noted
                                                         ----------------------          -------------------------------
                                                                  |
                                                                  |
                               ---------------------------------------------------------------------------
                               |                |               |                       |                 |
                     63.6% Capital Interest   69.8%           11.6%                     |            (direct and
                          (indirect)        (indirect)     (indirect)                   |             (indirect)
                               |                |               |                       |                 |
                     -------------------  ------------  ----------------------  -----------------   ------------
                     Deerfield & Company  DM Fund, LLC  Jurlique International  Arby's Restaurant   Other Triarc
                             LLC                               Pty, Ltd         Holdings, LLC       Subsidiaries
                     -------------------  ------------  ----------------------  -----------------   ------------
                               |                                                        |
                     -------------------                                        -----------------
                     Deerfied Capital                                           Triarc Restaurant
                     Management LLC                                               Holdings, LLC
                     -------------------                                        -----------------
                                                                                        |
                                                               ----------------------------------
                                                               |                                 |
                                                       -----------------                   ------------
                                                       Arby's Restaurant                   Arby's, Inc.
                                                          Group, Inc.
                                                       -----------------                   ------------
                                                               |                                 |
                                                               |                           -------------
                                                               |                           Arby's Merger
                                                               |                              Co., Inc.
                                                               |                           -------------
                                                               |
       ----------------------------------------------------------------------------------------------------
       |                  |                   |                |                |            |             |
----------------   ----------------- ---------------  -----------------  -----------  -----------  ------------
                   Arby's Support
  ARG Services,    Center LLC        RTM Acquisition  Arby's Restaurant  Sybra, Inc.  Arby's, LLC   Arby's IP
     Inc.          (f/k/a RTMMC       Company, L.L.C.        LLC                                    Holder Trust
                   Acquisition, LLC)
----------------   ----------------- ---------------  -----------------  -----------  -----------  ------------
                                                               |                             |
                                                     (direct and indirect)                   |
                                                               |                             |
                                                       ------------------            -----------------
                                                       Arby's Restaurant,            Arby's of Canada,
                                                       LLC Subsidiaries                   Inc.
                                                       ------------------            -----------------

        For the fiscal year ended January 1, 2006 and the nine months ended October 1, 2006, our consolidated net loss was approximately $55.6 million and $9.3 million (unaudited), respectively.

        For the fiscal year ended January 1, 2006, our restaurant segment accounted for approximately 89.0%, and our asset management segment accounted for approximately 11.0%, of our consolidated operating profit before general corporate operating losses or costs. For the nine months ended October 1, 2006, our restaurant segment accounted for approximately 94.0%, and our asset management segment accounted for approximately 6.0%, of our unaudited consolidated operating profit before general corporate operating losses or costs.

        Our corporate predecessor was incorporated in Ohio in 1929. We reincorporated in Delaware in June 1994. Our principal executive offices are located at 280 Park Avenue, New York, New York 10017 and our telephone number is (212) 451-3000. Our website address is: www.triarc.com. Information contained on our website is not part of this prospectus.

                              THE RTM ACQUISITION

        On July 25, 2005, we completed our acquisition of RTM. Prior to the acquisition, RTM was the largest Arby's(R) franchisee, with 775 Arby's restaurants in 22 states. As a result of the RTM acquisition, the 775 Arby's restaurants previously franchised by RTM are now owned and operated by us.

        As total consideration in the RTM acquisition, we paid $175 million in cash (which is subject to post closing adjustment), we issued 9,684,316 shares of our Class B common stock, Series 1, and we issued options to purchase 774,066 shares of our Class B common stock, Series 1 (with a weighted average exercise price of $8.92 per share) in replacement of existing RTM stock options. The combined value of the shares and options that we issued in connection with the RTM acquisition was approximately $150 million, based on a closing price of $15.00 per share on July 25, 2005 and the two days prior. In connection with the RTM acquisition, Arby's Restaurant Group, Inc. ("ARG"), our wholly owned subsidiary, also assumed approximately $300 million of RTM debt, including approximately $175 million of RTM capitalized lease and financing obligations. We provided $135 million in cash to fund the RTM acquisition, and ARG provided the remaining cash needed to complete the RTM acquisition, including transaction costs.

        The RTM acquisition was effected as follows: Arby's Acquisition Co., our direct wholly owned subsidiary, merged with and into RTM Restaurant Group, Inc., with RTM Restaurant Group as the surviving corporation. Concurrently with this first merger, we purchased all of the outstanding membership interests in RTM Acquisition Company, L.L.C. and RTMMC Acquisition, LLC, our direct wholly owned subsidiary, acquired all of the assets of RTM Management Company, L.L.C., other than specified excluded assets, and assumed all of the liabilities of RTM Management Company, other than specified excluded liabilities. Immediately following the first merger, RTM Restaurant Group was merged with and into Arby's Restaurant, LLC, our direct wholly owned subsidiary, with Arby's Restaurant as the surviving entity. The following is a graphic depiction of the RTM acquisition and the resulting structure:

                                RTM AQUISITION
                                --------------
                                                                   -------
                                                                   Members
                                                                   -------
----------------------                                                |
                                                                      |
Triarc Companies, Inc.  <---------------------------------------------|
                       \         Membership                           |
----------------------- \       Interest Sale                  ---------------
  |                \     \                                     RTM Acquisition
  |                 \     \                                    Company, L.L.C.
  |                  \     \                                   ---------------
  |                   \     \
  |        ---------------  --------------              --------------
  |            Arby's          Arby's      ---------->  RTM Restaurant
  |        Restaurant, LLC  Acqusition Co.    First      Group, Inc.
  |        ---------------  --------------    Merger    --------------
  |                ^                                            |
  |                |                                            |
  |                ---------------------------------------------
  |                                Second Merger
  |
  |
---------------            ---------------
     RTMMC      <--------  RTM Management
Acqusition, LLC   Asset    Company, L.L.C.
---------------   Sale     ---------------


                           Structure Immediately
                       Following the RTM Acquisition
                       -----------------------------

                     -----------------------------------
                            Triarc Companies, Inc.
                     -----------------------------------
                       /              |             \
                      /               |              \
                     /                |               \
                    /                 |                \
----------------------   ----------------------  -------------------------------
Arby's Restaurant, LLC   RTMMC Acquisition, LLC  RTM Acquisition Company, L.L.C.
----------------------   ----------------------  -------------------------------

        Immediately following the completion of the RTM acquisition, we contributed all of the membership interests in RTM Acquisition Company, RTMMC Acquisition and Arby's Restaurant through each succeeding level of our subsidiaries to ARG.

        The organizational chart included on page 4 reflects our organizational structure as of October 2, 2006, which includes the contributions that followed the completion of the RTM acquisition described above.

        In connection with the RTM acquisition, ARG refinanced substantially all of its and RTM's existing indebtedness. This refinancing included the repayment of approximately $212 million of RTM third-party debt and approximately $71 million of ARG third-party debt, as well as the defeasance of the Arby's Franchise Trust, 7.44% insured non-recourse securitization notes (total principal amount of $198 million at July 25, 2005), which were redeemed in full on August 22, 2005, and the payment of related prepayment penalties. The refinancing also included the repayment of approximately $22 million of indebtedness (including prepayment fees) of certain entities related to RTM and the selling stockholders that Triarc did not acquire in the transaction. We refer to those related entities that Triarc did not acquire in the transaction as the "Non-Acquired Entities". RTM had guaranteed the debt of the Non-Acquired Entities that was repaid in connection with the RTM acquisition. ARG funded its portion of the cash consideration paid in the RTM acquisition, the transaction costs and the refinancing with the proceeds from a new $720 million credit facility (consisting of a $620 million senior term loan B facility and a $100 million senior revolving credit facility, with a $30 million subfacility for letters of credit).


        At the time the RTM acquisition was completed, we entered into a registration rights agreement with the selling stockholders. The registration rights agreement requires us to register for sale from time to time by the selling stockholders all of the shares of our Class B common stock, Series 1, that we issued in connection with the RTM acquisition. The shares covered by this prospectus are being registered in accordance with the registration rights agreement. Under the registration rights agreement, we have agreed to keep the shelf registration statement effective until the earlier of the date that is
(i) two years after the date on which the shelf registration statement becomes effective, as may be extended under certain circumstances and (ii) the date that all shares received by the selling stockholders from the RTM acquisition have been sold under the shelf registration statement or under Rule 144 or Regulation S of the Securities Act. We have agreed to indemnify in certain circumstances the selling stockholders against certain liabilities, including liabilities under the Securities Act. The selling stockholders have agreed to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act.

        We and ARG also entered into an escrow agreement at the time the RTM acquisition was completed. Pursuant to the escrow agreement, 1,203,372 of the shares of our Class B common stock, Series 1, that were issued, and $2 million of the cash that was paid, in connection with the RTM acquisition was deposited with an escrow agent as security for the post-closing adjustment based upon the combined RTM net liabilities and for indemnification obligations of the former shareholders of RTM Restaurant Group, Inc., the former members of RTM Acquisition Company, L.L.C., RTM Management Company, L.L.C. and the members of RTM Management Company, L.L.C. under the definitive agreements related to the RTM acquisition. The indemnification obligations relate in part to certain lease obligations of certain of the Non-Acquired Entities that are guaranteed by RTM. Portions of the escrow are subject to release on the 18-month and 24-month anniversaries of the completion of the RTM acquisition, and the escrow will be terminated on the 30-month anniversary of the completion of the RTM acquisition or, if there are any claims pending against the escrow on the 30-month anniversary, upon final resolution of those pending claims.

        In addition, at the time the RTM acquisition was completed, Michael I. Lippert, a selling stockholder, entered into a promissory note with ARG pursuant to which Mr. Lippert promised to pay the principal amount of $519,128 plus interest at an annual rate equal to the base rate announced by Citibank, N.A. from time to time plus 2%. The promissory note was repaid, in full, by Mr. Lippert on June 12, 2006.


        At the time the RTM acquisition was completed, ARG entered into a short-term lease arrangement with RTM Management Company, L.L.C., an entity that is owned by certain selling stockholders, whereby ARG used substantially all of RTM's then headquarters as its headquarters, and assumed the lease between RTM Management Company, L.L.C. and RTM Georgia, Inc., a subsidiary of RTM, for its southeast regional headquarters. The lease for RTM's headquarters expired on February 28, 2006. The lease for the southeast regional headquarters expired on April 30, 2006. Under the lease for the RTM headquarters, the monthly rent was approximately $43,557 in addition to a proportionate share of the real estate taxes and operating costs. Under the assumed lease for the southeast regional headquarters of RTM, the monthly rent was $10,550, which included all real estate taxes and operating costs.

        In addition, at the time the RTM acquisition was completed, ARG entered into a management services agreement with certain of the Non-Acquired Entities. Under the agreement, as amended, ARG provides specified management services in exchange for (i) a payment of $35,500 per four-week period through May 7, 2006,
(ii) a payment of $8,450 per four-week period through July 30, 2006, (iii) a payment of $1,850 per four-week period through October 22, 2006; (iv) no payment for the four-week period ending November 19, 2006; and (v) a payment of $3,000 per four-week period through March 11, 2007, plus the reimbursement of out-of-pocket expenses that it has incurred. The management services agreement may be terminated upon 30 days prior written notice by either party.


        Finally, ARG entered into employment agreements with Thomas Garrett, Sharron Barton and Michael Lippert, and Arby's Restaurant, LLC, our subsidiary and the successor to RTM Restaurant Group, Inc., entered into employment agreements with Michael Abt and Jerry Ardizzone, each of which became effective at the completion of the acquisition of RTM. Each of these individuals is a selling stockholder. Mr. Garrett serves as ARG's President and Chief Operating Officer, Ms. Barton serves as ARG's Chief Administrative Officer and Mr. Lippert serves as ARG's Senior Vice President - Company Operations. Messrs. Abt and Ardizzone serve as Arby's Restaurant, LLC's South Region President and Central Region President, respectively. We do not expect any of these employment agreements to be affected by the potential corporate restructuring described below.


                       POTENTIAL CORPORATE RESTRUCTURING


        We are continuing to explore a possible corporate restructuring that is expected to involve the disposition of our asset management operations, whether through a sale of our ownership interest in Deerfield, a spin-off of our ownership interest in Deerfield to our stockholders or such other means as our board of directors may conclude would be in the best interests of our stockholders. If the corporate restructuring is completed, it is currently anticipated that Triarc would be renamed Arby's and would be led by ARG's current President and Chief Executive Officer, Roland Smith, and the ARG management team. In connection with the potential restructuring, on January 26, 2006, in addition to our regular quarterly dividends, we announced our intention to declare and pay during 2006 special cash dividends aggregating $0.45 per share on each outstanding share of our Class A common stock and Class B common stock, Series 1, the first installment of which, in the amount of $0.15 per share, was paid on March 1, 2006 and the second installment of which, in the amount of $0.15 per share, was paid on July 14, 2006. The third and final installment of such special cash dividends in the amount of $0.15 per share on each outstanding share of our Class A common stock and Class B common stock, Series 1, was declared on November 14, 2006 and is scheduled to be paid on December 20, 2006 to holders of record on December 5, 2006. Options for our other remaining non-restaurant assets are also under review and could include the allocation of our remaining cash, cash equivalents, short-term and other investments between our two businesses (Arby's and Deerfield) and/or additional special dividends or distributions to stockholders.


        If we proceed with a restructuring, various arrangements relating to the separation of the affected businesses would be necessary, the terms of which would depend on the nature of the restructuring. We also have employment agreements and severance arrangements with certain of our executive officers and corporate employees. A restructuring could also entail significant severance or contractual settlement payments under these agreements and arrangements. In the case of certain of our executive officers, any payments will be subject to negotiation and approval by a special committee comprised of independent members of our board of directors. There can be no assurance that the corporate restructuring will occur or the form, terms or timing of such restructuring if it does occur. Other than as described herein, our board of directors has not reached any definitive conclusions concerning the form, scope, benefits or timing of the corporate restructuring.


        On November 1, 2005, Messrs. Peltz, May and Garden (collectively, the "Principals") started a series of equity investment funds (the "Funds") that are separate and distinct from us and that are being managed by the Principals and our other senior officers (the "Employees") through a management company (the "Management Company") formed by the Principals. The investment strategy of the Funds is to achieve capital appreciation by investing in equity securities of publicly traded companies and effecting positive change through active hands-on influence and involvement. In contrast, Deerfield is an asset manager focusing on fixed income and credit-related strategies with approximately $14.1 billion of assets under management as of October 1, 2006, of which approximately $3.4 million was invested in equity securities of publicly traded companies. Before agreeing to acquire more than 50% of the outstanding securities of a company in the quick service restaurant segment in which Arby's operates, the Principals have agreed to offer us such acquisition opportunity.

        The Principals and Employees continue to serve as officers of, and receive compensation from us. We are making available the services of the Principals and the Employees, as well as certain support services including investment research, legal, accounting and administrative services, to the Management Company. The length of time that these management services will be provided has not yet been determined. We are being reimbursed by the Management Company for the allocable cost of these services, including an allocable portion of salaries, rent and various overhead costs for periods both before and after the launch of the Funds. Such allocated costs amounted to $775,000 and $2,827,000 for the year ended January 1, 2006 and for the nine months ended October 1, 2006, respectively. A special committee comprised of independent
members  of  our  board  of  directors  has  reviewed  and   considered   these
arrangements.

        As of October 1, 2006, we had $396.6 million of cash and cash equivalents, restricted cash equivalents, investments other than investments held in deferred compensation trusts and receivables from sales of investments, net of liabilities related to investments. At October 1, 2006, our consolidated indebtedness was approximately $724 million, including approximately $696 million of debt of our restaurant subsidiaries. The debt of our restaurant subsidiaries has neither been guaranteed by us nor secured by our cash, cash equivalents or investments. The foregoing amounts do not reflect the regular quarterly cash dividends of $0.08 per share on our Class A Common Stock and $0.09 per share on our Class B Common Stock, Series 1, that were declared on November 9, 2006 and are scheduled to be paid on December 15, 2006 in the aggregate amount of approximately $7.7 million and the last $0.15 per share installment of special cash dividends that was declared on November 14, 2006 and is scheduled to be paid on December 20, 2006 in the aggregate amount of approximately $13.4 million.


                                  RISK FACTORS

        YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW AND IN THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS BEFORE MAKING AN INVESTMENT DECISION. OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED BY ANY OF THESE RISKS. THE TRADING PRICE OF OUR SECURITIES COULD DECLINE DUE TO ANY OF THESE RISKS, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

        THIS PROSPECTUS ALSO CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THE RISKS FACED BY US DESCRIBED BELOW AND ELSEWHERE IN THIS PROSPECTUS.

                            RISKS RELATED TO TRIARC

        A SUBSTANTIAL AMOUNT OF OUR SHARES OF CLASS A COMMON STOCK AND CLASS B COMMON STOCK IS CONCENTRATED IN THE HANDS OF CERTAIN STOCKHOLDERS.


        As of April 13, 2006, Nelson Peltz, our Chairman and Chief Executive Officer, and Peter May, our President and Chief Operating Officer, each individually beneficially owned shares of our outstanding Class A common stock and Class B common stock, Series 1 (including shares issuable upon the exercise of options exercisable within 60 days of April 13, 2006), that collectively constituted approximately 41.9% of our Class A common stock, 29.8% of our Class B common stock, Series 1, and 39.7% of our total voting power.

        Messrs. Peltz and May may from time to time acquire additional shares of Class A common stock, including by exchanging some or all of their shares of Class B common stock, Series 1, for shares of Class A common stock. Additionally, we may from time to time repurchase shares of Class A common stock or Class B common stock, Series 1. Such transactions could result in Messrs. Peltz and May together owning more than a majority of our outstanding voting power. As a result, Messrs. Peltz and May would be able to determine the outcome of the election of members of our board of directors and the outcome of corporate actions requiring majority stockholder approval, including mergers, consolidations and the sale of all or substantially all of our assets. They would also be in a position to prevent or cause a change in control of us. In addition, to the extent we issue additional shares of our Class B common stock, Series 1, for acquisitions, financings or compensation purposes, such issuances would not proportionally dilute the voting power of existing stockholders, including Messrs. Peltz and May.


        OUR SUCCESS DEPENDS SUBSTANTIALLY UPON THE CONTINUED RETENTION OF CERTAIN KEY PERSONNEL.

         We believe that our success has been and will continue to be dependent to a significant extent upon the efforts and abilities of our senior management team. The failure by us to retain members of our senior management team could adversely affect our ability to build on the efforts undertaken by our current management to increase the efficiency and profitability of our businesses. Specifically, the loss of Nelson Peltz, our Chairman and Chief Executive Officer, or Peter May, our President and Chief Operating Officer, other members of our senior management team or the senior management of our subsidiaries could adversely affect us.


        We are continuing to explore a possible corporate restructuring that is expected to involve the disposition of our asset management operations, whether through a sale of our ownership interest in Deerfield, a spin-off of our ownership interest in Deerfield to our stockholders or such other means as our board of directors may conclude would be in the best interests of our stockholders. If the corporate restructuring is completed, it is currently anticipated that Triarc would be renamed Arby's and would be led by ARG's current President and Chief Executive Officer, Roland Smith, and the ARG management team. Following the corporate restructuring, although Messrs. Peltz and May will continue to be large stockholders and directors of Arby's, it is currently expected that they and other members of our existing senior management team would no longer be involved in actively managing Arby's and the success of the Arby's business would depend to a significant extent upon the efforts and abilities of its senior management team.

        EQUITY INVESTMENT FUNDS STARTED BY THE PRINCIPALS MAY CREATE A CONFLICT OF INTERESTS BETWEEN THE FUNDS AND US.

        On November 1, 2005, the Principals started the Funds that are separate and distinct from us and that are being managed by the Principals and other senior officers through the Management Company. Although the Principals and other senior officers continue to serve as officers and be compensated by us, we are making the services of the Principals and these officers available to the Management Company. Consequently, the Principals and these officers are no longer providing their services exclusively to us. The arrangement by which the Principals and other senior officers provide these services was reviewed and considered by a special committee comprised of independent directors of our board of directors.

        The investment strategy of the Funds is to achieve capital appreciation by investing in equity securities of publicly traded companies and effecting positive change through active hands-on influence and involvement. In contrast, Deerfield is an asset manager focusing on fixed income and credit-related strategies with approximately $14.1 billion of assets under management as of October 1, 2006, of which approximately $3.4 million was invested in equity securities of publicly traded companies. Although neither the Funds nor Deerfield currently plans to change its investment strategy, a change in investment strategy by either party in the future may create a conflict of interests between the Funds and us. In addition, while the Principals have agreed to offer us the opportunity to acquire more than 50% of the outstanding securities of a company in the quick service restaurant segment, if we decline to exercise such opportunity, the Funds could consummate such an acquisition.


        WE HAVE BROAD DISCRETION IN THE USE OF OUR SIGNIFICANT CASH, CASH EQUIVALENTS AND INVESTMENTS.


        As of October 1, 2006, we had $396.6 million of cash and cash equivalents, restricted cash equivalents, investments other than investments held in deferred compensation trusts and receivables from sales of investments, net of liabilities related to investments. The foregoing amounts do not reflect regular quarterly cash dividends of $0.08 per share on our Class A Common Stock and $0.09 per share on our Class B Common Stock, Series 1, that were declared on November 9, 2006 and are scheduled to be paid on December 15, 2006 in the aggregate amount of approximately $7.7 million and the last $0.15 per share installment of special cash dividends that was declared on November 14, 2006 and is scheduled to be paid on December 20, 2006 in the aggregate amount of approximately $13.4 million. We have not otherwise designated any specific use for our significant cash, cash equivalents and investment position. In connection with the potential corporate restructuring, options for our cash, cash equivalents and investments are under review and could include the allocation of such assets between our two businesses (Arby's and Deerfield) and/or additional special dividends or distributions to stockholders.


        ACQUISITIONS HAVE BEEN A KEY ELEMENT OF OUR BUSINESS STRATEGY, BUT WE CANNOT ASSURE YOU THAT WE WILL BE ABLE TO IDENTIFY APPROPRIATE ACQUISITION TARGETS IN THE FUTURE AND THAT WE WILL BE ABLE TO SUCCESSFULLY INTEGRATE ANY FUTURE ACQUISITIONS INTO OUR EXISTING OPERATIONS.

        Acquisitions involve numerous risks, including difficulties assimilating new operations and products. In addition, acquisitions may require significant management time and capital resources. We cannot assure you that we will have access to the capital required to finance potential acquisitions on satisfactory terms, that any acquisition would result in long-term benefits to us or that management would be able to manage effectively the resulting business. Future acquisitions, if any, are likely to result in the incurrence of additional indebtedness, which could contain restrictive covenants, or the issuance of additional equity securities, which could dilute our existing stockholders.

        WE CANNOT ASSURE YOU THAT OUR PROPOSED CORPORATE RESTRUCTURING WILL BE SUCCESSFULLY IMPLEMENTED.

        We are continuing to explore the feasibility, as well as the risks and opportunities, of a possible corporate restructuring that may involve the disposition of our asset management operations, whether through a sale of our ownership interest in Deerfield, a spin-off of our ownership interest in Deerfield to our stockholders or such other means as our board of directors may conclude would be in the best interests of our stockholders. There can be no assurance that the corporate restructuring will occur or the form, terms or timing of such restructuring if it does occur. Our failure to implement these transactions timely and economically could materially increase our costs and impair our results of operations. Even if the restructuring is completed, there can be no assurance that the expected benefits to Triarc and its stockholders would be realized.

        OUR INVESTMENT OF EXCESS FUNDS MAY BE SUBJECT TO RISK, PARTICULARLY DUE TO USE OF LEVERAGE AND THE RISKINESS OF UNDERLYING ASSETS.

        From time to time we place our excess cash in investment funds managed by third parties or by DCM. Some of these funds use substantial leverage in their trading, including through the use of borrowed funds, total return swaps and/or other derivatives. The use of leverage generates various risks, including the exacerbation of losses, increased interest expense in the case of leverage through borrowing, and exposure to counterparty risk in the case of leverage through derivatives. However, volatility in the value of a fund is a function not only of the amount of leverage employed but also of the riskiness of the underlying investments. Therefore, the greater the amount of leverage used by a fund and the greater the riskiness of a fund's underlying assets, the greater the risk associated with our investment in such fund.

        WE MAY BE REQUIRED TO TAKE OR NOT TAKE CERTAIN ACTIONS, SUCH AS FOREGOING INVESTMENT OPPORTUNITIES, SO AS NOT TO BE DEEMED AN "INVESTMENT COMPANY" UNDER THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED.

        The  Investment  Company  Act of 1940,  as amended  (the  "1940  Act"),
requires  the  registration  of,  and  imposes  various   restrictions  on  the
operations of, companies that own "investment securities" having a value exceeding 40% of their assets (excluding government securities and cash items) on an unconsolidated basis, absent an available exclusion. We and/or our subsidiaries may be required to take actions that we and/or our subsidiaries would not otherwise take so as not to be deemed an "investment company" under the 1940 Act. Presently, neither we nor any of our subsidiaries is an investment company required to register under the 1940 Act. If we or one of our subsidiaries invests more than 40% of its assets in investment securities, and is unable to rely on an exclusion from being an investment company, we and/or that subsidiary might be required to register under and thus become subject to the restrictions of the 1940 Act. We and our subsidiaries intend to continue to make acquisitions and other investments in a manner so as not to be an investment company. As a result, we and/or our subsidiaries may forego investments that we and/or our subsidiaries might otherwise make or retain or dispose of investments or assets that we and/or our subsidiaries might otherwise sell or hold.

        IN THE FUTURE, WE MAY HAVE TO TAKE ACTIONS THAT WE WOULD NOT OTHERWISE TAKE SO AS NOT TO BE SUBJECT TO TAX AS A "PERSONAL HOLDING COMPANY."

        If at any time during the last half of our taxable year, five or fewer individuals own or are deemed to own more than 50% of the total value of our shares and if during such taxable year we receive 60% or more of our gross income, as specially adjusted, from specified passive sources, we would be classified as a "personal holding company" for U.S. federal income tax purposes. If this were the case, we would be subject to additional taxes at the rate of 15% on a portion of our income, to the extent this income is not distributed to stockholders. We do not currently expect to have any liability in 2006 for tax under the personal holding company rules. However, we cannot assure you that we will not become liable for such tax in the future. Because we do not wish to be classified as a personal holding company or to incur any personal holding company tax, we may be required in the future to take actions that we would not otherwise take. These actions may influence our strategic and business decisions, including causing us to conduct our business and acquire or dispose of investments differently than we otherwise would.

        OUR  CERTIFICATE  OF  INCORPORATION   CONTAINS  CERTAIN   ANTI-TAKEOVER
PROVISIONS AND PERMITS OUR BOARD OF DIRECTORS TO ISSUE PREFERRED STOCK AND ADDITIONAL SERIES OF CLASS B COMMON STOCK WITHOUT STOCKHOLDER APPROVAL.

        Certain provisions in our certificate of incorporation are intended to discourage or delay a hostile takeover of control of us. Our certificate of incorporation authorizes the issuance of shares of "blank check" preferred stock and additional series of Class B common stock, which will have such designations, rights and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock and/or Class B common stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power and other rights of the holders of our Class A common stock and Class B common stock, Series 1. The preferred stock and additional series of Class B common stock could be used to discourage, delay or prevent a change in control of us that is determined by our board of directors to be undesirable. Although we have no present intention to issue any shares of preferred stock or additional series of Class B common stock, we cannot assure you that we will not do so in the future.

                            RISKS RELATING TO ARBY'S

        OUR RESTAURANT BUSINESS IS SIGNIFICANTLY DEPENDENT ON NEW RESTAURANT OPENINGS, WHICH MAY BE INTERRUPTED BY FACTORS BEYOND OUR CONTROL.

        Our restaurant business derives earnings from franchise royalties and fees from franchised restaurants and sales in company-owned restaurants. Growth in our restaurant revenues and earnings is significantly dependent on new restaurant openings. Numerous factors beyond our control may affect restaurant openings. These factors include but are not limited to:

        o     our ability to attract new franchisees;

        o     the availability of site locations for new restaurants;

        o     the ability of potential restaurant owners to obtain financing;

        o the ability of restaurant owners to hire, train and retain qualified operating personnel;

        o     the availability of construction materials and labor;

        o     construction   and   development   costs   of  new   restaurants,
              particularly in highly-competitive markets;

        o the ability of restaurant owners to secure required governmental approvals and permits in a timely manner, or at all; and

        o     adverse weather conditions.

        Although as of October 1, 2006, franchisees had signed commitments to open 251 Arby's restaurants over the next six years and have made or are required to make non-refundable deposits of $10,000 per restaurant, we cannot assure you that franchisees will meet these commitments and that they will result in open restaurants.


      ARBY'S FRANCHISEES COULD TAKE ACTIONS THAT COULD HARM OUR BUSINESS.

        Arby's franchisees are contractually obligated to operate their restaurants in accordance with the standards ARG sets in its agreements with them. ARG also provides training and support to franchisees. However, franchisees are independent third parties that ARG does not control, and the franchisees own, operate and oversee the daily operations of their restaurants. As a result, the ultimate success and quality of any franchise restaurant rests with the franchisee. If franchisees do not successfully operate restaurants in a manner consistent with ARG's standards, the Arby's image and reputation could be harmed, which in turn could hurt ARG's business and operating results.

      ARG'S SUCCESS DEPENDS ON ARBY'S FRANCHISEES' PARTICIPATION IN ARG'S STRATEGY.

        Arby's franchisees are an integral part of ARG's business. ARG may be unable to successfully implement ARG's brand strategies that it believes are necessary for further growth if Arby's franchisees do not participate in that implementation. The failure of ARG's franchisees to focus on the fundamentals of restaurant operations such as quality, service and cleanliness would have a negative impact on ARG's success.

        ARG'S FINANCIAL RESULTS ARE AFFECTED BY THE FINANCIAL RESULTS OF ARBY'S FRANCHISEES.


        ARG receives revenue in the form of royalties and fees from Arby's franchisees which are generally based on a percentage of sales at franchised restaurants. Accordingly, a substantial portion of ARG's financial results is to a large extent dependent upon the operational and financial success of Arby's franchisees, including their implementation of ARG's strategic plans. If sales trends or economic conditions worsen for Arby's franchisees, their financial results may worsen and ARG's collection rates may decline. When ARG divests company-owned restaurants, ARG is often required to remain responsible for lease payments for these restaurants to the extent that the relevant franchisees default on their leases. Additionally, if Arby's franchisees fail to renew their franchise agreements, or if ARG is required to restructure its franchise agreements in connection with such renewal, it would result in decreased revenues for ARG.


        ARG MAY BE UNABLE TO MANAGE EFFECTIVELY ITS STRATEGY OF ACQUIRING AND DISPOSING OF ARBY'S RESTAURANTS, WHICH COULD ADVERSELY AFFECT ARG'S BUSINESS AND FINANCIAL RESULTS.

        ARG's strategy of acquiring Arby's restaurants from franchisees and eventually "re-franchising" these restaurants by selling them to new or existing franchisees is dependent upon the availability of sellers and buyers as well as ARG's ability to negotiate transactions on terms that ARG deems acceptable. In addition, the operations of restaurants that ARG acquires may not be integrated successfully, and the intended benefits of such transactions may not be realized. Acquisitions of Arby's restaurants pose various risks to ARG's on-going operations, including:

        o diversion of management attention to the integration of acquired restaurant operations;

        o     increased   operating  expenses  and  the  inability  to  achieve
              expected cost savings and operating efficiencies;

        o exposure to liabilities arising out of sellers' prior operations of acquired restaurants; and

        o incurrence or assumption of debt to finance acquisitions or improvements and/or the assumption of long-term, non-cancelable leases.

        In addition, engaging in acquisitions and dispositions places increased demands on ARG's operational, financial and management resources and may require ARG to continue to expand these resources. If ARG is unable to manage the acquisition and disposition strategy effectively, its business and financial results could be adversely affected.

        ARG DOES NOT EXERCISE ULTIMATE CONTROL OVER ADVERTISING AND PURCHASING FOR THE ARBY'S RESTAURANT SYSTEM, WHICH COULD HURT SALES AND THE ARBY'S BRAND.


        Arby's franchisees control the provision of national advertising and marketing services to the Arby's franchise system through AFA Service Corporation, a company controlled by Arby's franchisees. Subject to ARG's right to protect its trademarks, and except to the extent that ARG participates in AFA Service Corporation through its company-owned restaurants, AFA Service Corporation has the right to approve all significant decisions regarding the national marketing and advertising strategies and the creative content of advertising for the Arby's system. Although ARG has entered into a management agreement pursuant to which ARG, on behalf of AFA Service Corporation, manages the day-to-day operations of AFA Service Corporation, many areas are still subject to ultimate approval by AFA Service Corporation's independent board of directors and the management agreement may be terminated by either party for any reason upon one year's prior notice. In addition, local cooperatives run by operators of Arby's restaurants in a particular local area (including ARG) make their own decisions regarding local advertising expenditures, subject to spending the required minimum amounts. ARG's lack of control over advertising could hurt sales and the Arby's brand.

        In addition, although ARG ensures that all suppliers to the Arby's system meet quality control standards, Arby's franchisees control the purchasing of food, proprietary paper, equipment and other operating supplies from such suppliers through ARCOP, Inc., a not-for-profit entity controlled by Arby's franchisees. ARCOP negotiates national contracts for such food, equipment and supplies. ARG is entitled to appoint one representative on the board of directors of ARCOP and participate in ARCOP through its company-owned restaurants, but otherwise does not control the decisions and activities of ARCOP except to ensure that all suppliers satisfy Arby's quality control standards. If ARCOP does not properly estimate the needs of the Arby's system with respect to one or more products, makes poor purchasing decisions, or decides to cease its operations, system sales and operating costs could be adversely affected and the financial condition of ARG or the financial condition of Arby's franchisees could be hurt.


        SHORTAGES OR INTERRUPTIONS IN THE SUPPLY OR DELIVERY OF PERISHABLE FOOD PRODUCTS COULD DAMAGE THE ARBY'S BRAND REPUTATION AND ADVERSELY AFFECT ARG'S OPERATING RESULTS.

        ARG and Arby's franchisees are dependent on frequent deliveries of perishable food products that meet ARG's specifications. Shortages or interruptions in the supply of perishable food products caused by unanticipated demand, problems in production or distribution, disease or food-borne illnesses, inclement weather or other conditions could adversely affect the availability, quality and cost of ingredients, which would likely lower ARG's revenues, damage Arby's reputation and otherwise harm ARG's business.

        ADDITIONAL INSTANCES OF MAD COW DISEASE OR OTHER FOOD-BORNE ILLNESSES, SUCH AS BIRD FLU, COULD ADVERSELY AFFECT THE PRICE AND AVAILABILITY OF BEEF, POULTRY OR OTHER MEATS AND CREATE NEGATIVE PUBLICITY, WHICH COULD RESULT IN A DECLINE IN SALES.

        Instances of mad cow disease or other food-borne illnesses, such as bird flu, e-coli or hepatitis A, could adversely affect the price and availability of beef, poultry or other meats, including if additional incidents cause consumers to shift their preferences to other meats. As a result, Arby's restaurants could experience a significant increase in food costs if there are additional instances of mad cow disease or other food-borne illnesses.

        In addition to losses associated with higher prices and a lower supply of our food ingredients, instances of food-borne illnesses could result in negative publicity for Arby's. This negative publicity, as well as any other negative publicity concerning food products Arby's serves, may reduce demand for Arby's food and could result in a decrease in guest traffic to Arby's restaurants. A decrease in guest traffic to Arby's restaurants as a result of these health concerns or negative publicity could result in a decline in sales at company-owned restaurants or in ARG's royalties from sales at franchised restaurants.

        CHANGES  IN  CONSUMER  TASTES  AND  PREFERENCES  AND  IN  DISCRETIONARY
CONSUMER SPENDING COULD RESULT IN A DECLINE IN SALES AT COMPANY-OWNED RESTAURANTS AND IN THE ROYALTIES THAT ARG RECEIVES FROM FRANCHISEES.


        The quick service restaurant industry is often affected by changes in consumer tastes, national, regional and local economic conditions, discretionary spending priorities, demographic trends, traffic patterns and the type, number and location of competing restaurants. ARG's success depends to a significant extent on discretionary consumer spending, which is influenced by general economic conditions and the availability of discretionary income. Accordingly, ARG may experience declines in sales during economic downturns. Any material decline in the amount of discretionary spending or a decline in family food-away-from-home spending could hurt ARG's revenues, results of operations, business and financial condition.


        In addition, if company-owned and franchised restaurants are unable to adapt to changes in consumer preferences and trends, ARG and Arby's franchisees may lose customers and the resulting revenues from company-owned restaurants and the royalties that ARG receives from its franchisees may decline.

        CHANGES  IN  FOOD  AND  SUPPLY  COSTS  COULD  HARM  ARG'S   RESULTS  OF
OPERATIONS.


        ARG's profitability depends in part on its ability to anticipate and react to changes in food and supply costs. Any increase in food prices, especially that of roast beef, could harm ARG's operating results. While fuel price increases have increased the costs of transportation and distribution generally, ARG's commodity prices have largely been unaffected by these distribution cost increases in 2006 due to purchase contracts for commodities, which are managed by ARCOP, that have allowed only limited increases for distribution costs. As these contracts expire and are replaced in 2007, ARG expects to experience more variability in its commodity prices. In addition, ARG is susceptible to increases in food costs as a result of other factors beyond its control, such as weather conditions, food safety concerns, product recalls and government regulations. ARG cannot predict whether it will be able to anticipate and react to changing food costs by adjusting its purchasing practices and menu prices, and a failure to do so could adversely affect ARG's operating results. In addition, ARG may not seek to or be able to pass along price increases to its customers.


        COMPETITION FROM OTHER RESTAURANT COMPANIES COULD HURT ARG.

        The market segments in which company-owned and franchised Arby's restaurants compete are highly competitive with respect to, among other things, price, food quality and presentation, service, location, and the nature and condition of the restaurant facility. Arby's restaurants compete with a variety of locally-owned restaurants, as well as competitive regional and national chains and franchises. Several of these chains compete by offering high quality sandwiches and/or menu items that are targeted at certain consumer groups. Additionally, many of our competitors have introduced lower cost, value meal menu options. ARG's revenues and those of Arby's franchisees may be hurt by this product and price competition.


        Moreover, new companies, including operators outside the quick service restaurant industry, may enter Arby's market areas and target Arby's customer base. For example, additional competitive pressures for prepared food purchases have recently come from deli sections and in-store cafes of several major grocery store chains, as well as from convenience stores and casual dining outlets. Such competitors may have, among other things, lower operating costs, lower debt service requirements, better locations, better facilities, better management, more effective marketing and more efficient operations. All such competition may adversely affect ARG's revenues and profits by reducing revenues of company-owned restaurants and royalty payments from franchised restaurants. Many of ARG's competitors have substantially greater financial, marketing, personnel and other resources than ARG, which may allow them to react to changes in pricing and marketing strategies in the quick service restaurant industry better than ARG can.


        CURRENT ARBY'S RESTAURANT LOCATIONS MAY BECOME UNATTRACTIVE, AND ATTRACTIVE NEW LOCATIONS MAY NOT BE AVAILABLE FOR A REASONABLE PRICE, IF AT ALL.

        The success of any restaurant depends in substantial part on its location. There can be no assurance that current Arby's locations will continue to be attractive as demographic patterns change. Neighborhood or economic conditions where Arby's restaurants are located could decline in the future, thus resulting in potentially reduced sales in those locations. In addition, rising real estate prices, particularly in the Northeastern region of the U.S., may restrict the ability of ARG or Arby's franchisees to purchase or lease new desirable locations. If desirable locations cannot be obtained at reasonable prices, ARG's ability to effect its growth strategies will be adversely affected.

        ARG'S  BUSINESS  COULD  BE HURT  BY  INCREASED  LABOR  COSTS  OR  LABOR
SHORTAGES.


        Labor is a primary component in the cost of operating our company-owned restaurants. ARG devotes significant resources to recruiting and training its managers and hourly employees. Increased labor costs due to competition, increased minimum wage or employee benefits costs or other factors would adversely impact ARG's cost of sales and operating expenses. In addition, ARG's success depends on its ability to attract, motivate and retain qualified employees, including restaurant managers and staff. If ARG is unable to do so, its results of operations may be hurt.


        ARG'S LEASING AND OWNERSHIP OF SIGNIFICANT AMOUNTS OF REAL ESTATE EXPOSES IT TO POSSIBLE LIABILITIES AND LOSSES, INCLUDING LIABILITIES ASSOCIATED WITH ENVIRONMENTAL MATTERS.


        As of October 1, 2006, ARG leased or owned the land and/or the building for over 1,000 Arby's restaurants. Accordingly, ARG is subject to all of the risks associated with leasing and owning real estate. In particular, the value of our real property assets could decrease, and ARG's costs could increase, because of changes in the investment climate for real estate, demographic trends and supply or demand for the use of the restaurants, which may result from competition from similar restaurants in the area, as well as liability for environmental matters.


        ARG is subject to federal, state and local environmental, health and safety laws and regulations concerning the discharge, storage, handling, release and disposal of hazardous or toxic substances. These environmental laws provide for significant fines, penalties and liabilities, sometimes without regard to whether the owner, operator or occupant of the property knew of, or was responsible for, the release or presence of the hazardous or toxic substances. Third parties may also make claims against owners, operators or occupants of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such substances. A number of ARG's restaurant sites were formerly gas stations or are adjacent to current or former gas stations, or were used for other commercial activities that can create environmental impacts. ARG may also acquire or lease these types of sites in the future. ARG has not conducted a comprehensive environmental review of all of its properties. ARG may not have identified all of the potential environmental liabilities at its leased and owned properties, and any such liabilities identified in the future could cause ARG to incur significant costs, including costs associated with litigation, fines or clean-up responsibilities.

        ARG leases land generally for initial terms of 20 years. Many leases provide that the landlord may increase the rent over the term of the lease. Most leases require ARG to pay all of the costs of insurance, taxes, maintenance and utilities. ARG generally cannot cancel these leases. If an existing or future restaurant is not profitable, and ARG decides to close it, ARG may nonetheless be committed to perform its obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term. In addition, as each of ARG's leases expires, ARG may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause ARG to close stores in desirable locations.

        COMPLAINTS OR LITIGATION MAY HURT ARG.


        Occasionally, ARG's customers file complaints or lawsuits against it alleging that ARG is responsible for an illness or injury they suffered at or after a visit to an Arby's restaurant, or alleging that there was a problem with food quality or operations at an Arby's restaurant. ARG is also subject to a variety of other claims arising in the ordinary course of our business, including personal injury claims, contract claims, claims from franchisees and claims alleging violations of federal and state law regarding workplace and employment matters, discrimination and similar matters. ARG could also become subject to class action lawsuits related to these matters in the future. Regardless of whether any claims against ARG are valid or whether ARG is found to be liable, claims may be expensive to defend and may divert management's attention away from operations and hurt ARG's performance. A judgment significantly in excess of ARG's insurance coverage for any claims could materially adversely affect ARG's financial condition or results of operations. Further, adverse publicity resulting from these allegations may hurt ARG and Arby's franchisees.

        Additionally, the restaurant industry has been subject to a number of claims that the menus and actions of restaurant chains have led to the obesity of certain of their customers. Adverse publicity resulting from these allegations may harm the reputation of Arby's restaurants, even if the allegations are not directed against Arby's restaurants or are not valid, and even if ARG is not found liable or the concerns relate only to a single restaurant or a limited number of restaurants. Moreover, complaints, litigation or adverse publicity experienced by one or more of Arby's franchisees could also hurt ARG's business as a whole.

        ARG'S CURRENT INSURANCE MAY NOT PROVIDE ADEQUATE LEVELS OF COVERAGE AGAINST CLAIMS IT MAY FILE.

        ARG currently maintains insurance customary for businesses of its size and type. However, there are types of losses it may incur that cannot be insured against or that ARG believes are not economically reasonable to insure, such as losses due to natural disasters or acts of terrorism. In addition, ARG currently self-insures a significant portion of expected losses under its workers compensation, general liability and property insurance programs. Unanticipated changes in the actuarial assumptions and management estimates underlying ARG's reserves for these losses could result in materially different amounts of expense under these programs, which could harm ARG's business and adversely affect its results of operations and financial condition.

        CHANGES IN GOVERNMENTAL REGULATION MAY HURT ARG'S ABILITY TO OPEN NEW RESTAURANTS OR OTHERWISE HURT ARG'S EXISTING AND FUTURE OPERATIONS AND RESULTS.


        Each Arby's restaurant is subject to licensing and regulation by health, sanitation, safety and other agencies in the state and/or municipality in which the restaurant is located. There can be no assurance that ARG and/or Arby's franchisees, will not experience material difficulties or failures in obtaining the necessary licenses or approvals for new restaurants, which could delay the opening of such restaurants in the future. In addition, more stringent and varied requirements of local and tax governmental bodies with respect to zoning, land use and environmental factors could delay or prevent development of new restaurants in particular locations. ARG, and Arby's franchisees, are also subject to the Fair Labor Standards Act, which governs such matters as minimum wages, overtime and other working conditions, along with the Americans with Disabilities Act, family leave mandates and a variety of other laws enacted by the states that govern these and other employment law matters. One of our subsidiaries is a defendant in a lawsuit alleging failure to comply with Title III of the Americans with Disabilities Act at approximately 775 company-owned restaurants acquired as part of the RTM acquisition in July 2005. Under a court approved settlement of that lawsuit, ARG estimates that it will spend approximately $1.0 million per year of capital expenditures over an eight-year period beginning in 2007 to bring these restaurants into compliance with the Americans with Disabilities Act. ARG cannot predict the amount of any other future expenditures that may be required in order to permit company-owned restaurants to comply with any changes in existing regulations or to comply with any future regulations that may become applicable to ARG's business.


        ARBY'S OPERATIONS COULD BE INFLUENCED BY WEATHER CONDITIONS.

        Weather, which is unpredictable, can impact Arby's restaurant sales. Harsh weather conditions that keep customers from dining out result in lost opportunities for Arby's restaurants. A heavy snowstorm in the Northeast or Midwest or a hurricane in the Southeast can shut down an entire metropolitan area, resulting in a reduction in sales in that area. Our first quarter includes winter months and historically has a lower level of sales at company-owned restaurants. Because a significant portion of ARG's restaurant operating costs is fixed or semi-fixed in nature, the loss of sales during these periods hurts ARG's operating margins, resulting in restaurant operating losses. For these reasons, a quarter-to-quarter comparison may not be a good indication of ARG's performance or how it may perform in the future.

        DUE TO THE CONCENTRATION OF ARBY'S RESTAURANTS IN PARTICULAR GEOGRAPHIC REGIONS, ARG'S BUSINESS RESULTS COULD BE IMPACTED BY THE ADVERSE ECONOMIC CONDITIONS PREVAILING IN THOSE REGIONS REGARDLESS OF THE STATE OF THE NATIONAL ECONOMY AS A WHOLE.

        As of October 1, 2006, ARG and Arby's franchisees operated Arby's restaurants in 48 states, the District of Columbia and four foreign countries. As of October 1, 2006, the six leading states by number of operating units were: Ohio, with 286 restaurants; Michigan, with 188 restaurants; Indiana, with 175 restaurants; Florida, with 173 restaurants; Texas, with 155 restaurants; and Georgia, with 153 restaurants. This geographic concentration can cause economic conditions in particular areas of the country to have a disproportionate impact on ARG's overall results of operations. ARG believes that the adverse economic conditions in Ohio and Michigan, two states which have a significant number of Arby's restaurants, have adversely impacted its results of operations. It is possible that adverse economic conditions in those two states or in other states or regions that contain a high concentration of Arby's restaurants could have a material adverse impact on ARG's results of operations in the future.


        ARG AND ITS SUBSIDIARIES ARE SUBJECT TO VARIOUS RESTRICTIONS, AND SUBSTANTIALLY ALL OF THEIR ASSETS ARE PLEDGED UNDER A CREDIT AGREEMENT.

        Under its credit agreement, substantially all of the assets of ARG and its subsidiaries (other than real property) are pledged as collateral security. The credit agreement also contains financial covenants that, among other things, require ARG and its subsidiaries to maintain certain financial ratios and restrict their ability to incur debt, pay dividends or make other distributions, enter into certain fundamental transactions (including sales of assets and certain mergers and consolidations) and create or permit liens. If ARG and its subsidiaries are unable to generate sufficient cash flow or otherwise obtain the funds necessary to make required payments of interest or principal under, or are unable to comply with covenants of, the credit agreement, they would be in default under the terms of the credit agreement which would, under certain circumstances, permit the lenders to accelerate the maturity of the indebtedness.

                          RISKS RELATING TO DEERFIELD

        DCM MAY LOSE CLIENT ASSETS, AND THUS FEE REVENUE, FOR VARIOUS REASONS.

        DCM's success depends on its ability to earn investment advisory fees from the client accounts it manages. Such fees generally consist of payments based on the amount of assets in the account (management fees), and on the profits earned by the account or the returns to certain investors in the accounts (performance fees). If there is a reduction in an account's assets, there will be a corresponding reduction in DCM's management fees from the account, and a likely reduction in DCM's performance fees (if any) relating to the account, since the smaller the account's asset base the smaller will be the potential profits earned by the account. There could be a reduction in an account's assets as the result of investment losses in the account, the withdrawal by investors of their capital in the account, or both. Except for the Deerfield Triarc Capital Corp., a real estate investment trust managed by DCM (the "REIT"), investors in the accounts managed by DCM have various types of withdrawal rights, ranging from the right of investors in separate accounts to withdraw any or all of their capital on a daily basis, the right of investors in hedge funds to withdraw their capital on a monthly or quarterly basis, and the right of investors in collateral debt obligation vehicles ("CDOs") to terminate the CDO in specified situations. Investors in hedge funds and managed accounts may withdraw capital for many reasons, including their dissatisfaction with the account's performance, adverse publicity regarding DCM, DCM's loss of key personnel, errors in reporting to investors account values or account performance, other matters resulting from problems in DCM's systems technology, investors' desire to invest the capital elsewhere, and their need (in the case of investors that are themselves investment funds) for the capital to fund withdrawals by their investors. DCM could experience a major loss of account assets, and thus advisory fee revenue, at any time.

        POOR INVESTMENT PERFORMANCE COULD LEAD TO A LOSS OF CLIENTS AND A DECLINE IN DCM'S REVENUES.

        Investment performance is a key factor for the retention of client assets, the growth of DCM's assets under management and the generation of management fee revenue. Poor investment performance could impair DCM's revenues and growth because:

        o     existing   clients  might  withdraw  funds  in  favor  of  better
              performing products, which would result in lower investment management fees for DCM;

        o     DCM's subordinate management fees for a CDO may be deferred;

        o DCM's ability to attract funds from existing and new clients might diminish; and

        o     DCM might earn minimal or no performance fees.

        The failure of DCM's investment products to perform well both on an absolute basis and in relation to competing products, therefore, could have a material adverse effect on DCM's business.

        DCM DERIVES A SUBSTANTIAL PORTION OF ITS REVENUES FROM CONTRACTS THAT MAY BE TERMINATED ON SHORT NOTICE.

        DCM derives a substantial portion of its revenues from investment management agreements with accounts that generally have the right to remove DCM as the investment manager of the account and replace it with a substitute investment manager. Some of these investment management agreements may be terminated for various reasons, including failure to follow the account's investment guidelines, fraud, breach of fiduciary duty and gross negligence, or may not be renewed. With respect to DCM's agreements with some of the CDOs it manages, DCM can be removed without cause by investors that hold a specified amount of the securities issued by the CDO. All of DCM's agreements with CDOs allow investors that hold a specified amount of securities issued by the CDO to remove DCM for "cause," which typically includes DCM's violation of the management agreement or the CDO's indenture, DCM's breach of its representations and warranties under the agreement, DCM's bankruptcy or insolvency, DCM's fraud or a criminal offense by DCM or its employees, and the failure of certain of the CDO's performance tests. DCM's investment management agreements with separate accounts are typically terminable by the client without penalty on 30 days' notice or less. DCM may not be able to replace these agreements on favorable terms. The revenue loss that would result from any such termination could have a material adverse effect on DCM's business.

        DCM COULD LOSE CLIENT ASSETS AS THE RESULT OF THE LOSS OF KEY DCM PERSONNEL.

        DCM generally assigns the management of its investment products to specific teams, consisting of DCM portfolio management and other personnel. The loss of a particular member or members of such a team - for example, because of resignation or retirement - could cause investors in the product to withdraw, to the extent they have withdrawal rights, all or a portion of their investment in the product, and adversely affect the marketing of the product to new investors and the product's performance. In the case of some accounts, such as certain CDOs, DCM can be removed as investment manager upon its loss of specified key employees. In addition to the loss of specific portfolio management team members, the loss of one or more members of DCM's senior management involved in supervising the portfolio teams could have similar adverse effects on DCM's investment products.

        DCM MAY NEED TO OFFER NEW INVESTMENT STRATEGIES AND PRODUCTS IN ORDER TO CONTINUE TO GENERATE REVENUE.

        The segments of the asset management industry in which DCM operates are subject to rapid change. Investment strategies and products that had historically been attractive to investors may lose their appeal, for various reasons. Thus, strategies and products that have generated fee revenue for DCM in the past may fail to do so in the future. In such case DCM would have to develop new strategies and products in order to retain investors or replace withdrawing investors with new investors. It could be both expensive and difficult for DCM to develop new strategies and products, and there is no assurance that DCM would be successful in this regard. In addition, alternative asset management products represent a substantially smaller segment of the overall asset management industry than traditional asset management products (such as many corporate bond funds). DCM's inability to expand its offerings beyond alternative asset management products could inhibit its growth and harm its competitive position in the investment management industry.

        CHANGES IN THE FIXED INCOME MARKETS COULD ADVERSELY AFFECT DCM.

        DCM's success depends on the attractiveness to institutional investors of investing in the fixed income markets, and changes in those markets could significantly reduce the appeal of DCM's investment products to such investors. Such changes could include increased volatility in the prices of fixed income instruments, periods of illiquidity in the fixed income trading markets, changes in the taxation of fixed income instruments, significant changes in the "spreads" in the fixed income markets (the amount by which the yields on particular fixed income instruments exceed the yields on benchmark U.S. Treasury securities), and the lack of arbitrage opportunities between U.S. Treasury securities and their related instruments (such as interest rate swap and futures contracts). The fixed income markets can be highly volatile, and the prices of fixed income instruments may increase or decrease for many reasons beyond DCM's control or ability to anticipate, including economic and political events and acts of terrorism. Any adverse changes in the fixed income markets could reduce DCM's revenues.

        THE NARROWING OF CDO SPREADS COULD MAKE IT DIFFICULT FOR DCM TO LAUNCH NEW CDOS.

        It is important for DCM to be able to launch new CDO products from time to time, both to expand its CDO activities (which are a major part of DCM's business) and to replace existing CDOs as they are terminated or mature. The ability to launch new CDOs is dependent on, among other factors, the amount by which the interest earned on the collateral held by the CDO (such as bank loans or corporate bonds) exceeds the interest payable by the CDO on the debt obligations it issues to investors. If these "spreads" are not wide enough, the proposed CDO will not be attractive to investors and thus cannot be launched. There may be sustained periods when such spreads will not be sufficient for DCM to launch new CDO products, which could have a material adverse effect on DCM's business.

        DCM COULD LOSE CLIENT ASSETS AS THE RESULT OF ADVERSE PUBLICITY.

        Asset managers such as DCM can be particularly vulnerable to losing clients because of adverse publicity. Asset managers are generally regarded as fiduciaries, and if they fail to adhere at all times to a high level of honesty, fair dealing and professionalism they can incur large and rapid losses of client assets. Accordingly, a relatively small lapse in this regard, particularly if it resulted in a regulatory investigation or enforcement proceeding, could materially hurt DCM's business.

        DCM COULD INCUR LOSSES DUE TO TRADING ERRORS.

        DCM could make errors in placing transaction orders for client accounts, such as purchasing a security for an account whose investment guidelines prohibited the account from holding the security, purchasing an unintended amount of the security, or placing a buy order when DCM intended to place a sell order. If the transaction resulted in a loss for the account, DCM might be required to reimburse the account for the loss, or DCM might choose to do so for client relations purposes. Such reimbursements could be substantial.

        DCM COULD LOSE MANAGEMENT FEE INCOME FROM ITS CDOS BECAUSE OF PAYMENT DEFAULTS BY ISSUERS OF COLLATERAL HELD BY THE CDOS OR THE TRIGGERING OF CERTAIN STRUCTURAL PROTECTIONS BUILT INTO CDOS.

        Pursuant to the investment management agreements between DCM and the CDOs it manages, DCM's management fee from the CDO is generally subject to a "waterfall" structure, under which DCM will not receive all or a portion of its fees if, among other things, the CDO does not have sufficient cash flows from its underlying collateral (such as corporate bonds or bank loans) to pay the required interest on the notes it has issued to investors and certain expenses. This could occur if there are defaults by issuers of the collateral on their payments of principal or interest relating to the collateral. In that event, DCM's management fees would be deferred until funds are available to pay the fees, if such funds become available. In addition, many CDOs have structural provisions meant to protect investors from deterioration in the credit quality of the underlying collateral pool. If those provisions are triggered, then certain portions of DCM's management fees may be deferred indefinitely.

        DCM MAY BE UNABLE TO INCREASE ITS ASSETS UNDER MANAGEMENT IN CERTAIN OF ITS INVESTMENT VEHICLES, OR IT MAY HAVE TO REDUCE SUCH ASSETS, BECAUSE OF CAPACITY CONSTRAINTS.

        A number of DCM's investment vehicles are limited in the amount of client assets they can accommodate by the amount of liquidity in the instruments traded by such vehicles, the arbitrage opportunities available in those instruments, or other factors. Thus, DCM may manage investment vehicles that are relatively successful but that cannot accept additional capital because of such constraints. In addition, DCM might have to reduce the amount of assets managed in investment vehicles that face capacity constraints. Changes in the fixed income markets could materially reduce capacity, such as an increase in the number of asset managers using the same or similar strategies as DCM.

        THE FIXED INCOME INVESTMENT MANAGEMENT MARKET IS HIGHLY COMPETITIVE AND DCM MAY LOSE CLIENT ASSETS DUE TO COMPETITION FROM OTHER ASSET MANAGERS WHO HAVE GREATER RESOURCES THAN DCM DOES OR WHO ARE ABLE TO OFFER SERVICES AND PRODUCTS AT MORE COMPETITIVE PRICES.

        The alternative asset management industry is highly competitive. Many firms offer similar and additional investment management products and services to the same clients that DCM targets. DCM currently focuses almost exclusively on fixed income securities and related financial instruments in managing client accounts. DCM has limited experience in investing in equity securities. This is in contrast to numerous other asset managers with comparable assets under management, which have significant background and experience in both the equity and debt markets. In addition, many of DCM's competitors have or may in the future develop greater financial and other resources, more extensive distribution capabilities, more effective marketing strategies, more attractive fund structures and broader name recognition. DCM's competitors may be able to use these resources and capabilities to place DCM at a competitive disadvantage in retaining assets under management and achieving increased market penetration. Also, DCM may be at a disadvantage in competing with other asset managers that are subject to less regulation and thus less restricted in their client solicitation and portfolio management activities, and DCM may be competing for non-U.S. clients with asset managers that are based in the jurisdiction of the prospective client's domicile. Because barriers to entry into the alternative asset management business are low, DCM may face increased competition from many new entrants into DCM's relatively limited market of providing fixed income asset management services to institutional clients. Also, DCM is a relatively recent entrant into the REIT management business and DCM competes in this area against numerous firms that are larger, more experienced or both.

        Additionally, if other asset managers offer services and products at more competitive prices than DCM offers, DCM may not be able to maintain its current fee structure. Although DCM's investment management fees vary from product to product, historically DCM has competed primarily on the performance of its products and not on the level of its investment management fees relative to those of its competitors. In recent years, however, despite the fact that alternative asset managers typically charge higher fees than traditional managers, particularly with respect to hedge funds and similar products, there has been a trend toward lower fees in the investment management industry generally. In order to maintain its fee structure in a competitive environment, DCM must be able to continue to provide clients with investment returns and service that make investors willing to pay DCM's fees. DCM cannot assure you that it will succeed in providing investment returns and service that will allow DCM to maintain its current fee structure. Fee reductions on existing or future business could have a material adverse effect on DCM's profit margins and results of operations.

        CHANGES IN LAWS, REGULATIONS OR GOVERNMENT POLICIES AFFECTING DCM'S BUSINESSES COULD LIMIT ITS REVENUES, INCREASE ITS COSTS OF DOING BUSINESS AND MATERIALLY AND ADVERSELY AFFECT ITS BUSINESS.

        DCM's business is subject to extensive government regulation. This regulation is primarily at the federal level, through regulation by the SEC under the Investment Advisers Act of 1940, as amended, and regulation by the Commodity Futures Trading Commission, or CFTC, under the Commodity Exchange Act, as amended. DCM is also regulated by state regulators. The Investment Advisers Act imposes numerous obligations on investment advisers including anti-fraud prohibitions, advertising and custody requirements, disclosure obligations, compliance program duties and trading restrictions. The CFTC regulates commodity futures and option markets and imposes numerous obligations on the industry. DCM is registered with the CFTC as both a commodity trading advisor and a commodity pool operator and certain of its employees are registered with the CFTC as "associated persons." DCM is also a member of the National Futures Association, the self-regulatory organization for the U.S. commodity futures industry, and thus subject to its regulations. If DCM fails to comply with applicable laws or regulations, DCM could be subject to fines, censure, suspensions of personnel or other sanctions, including revocation of its registration as an investment adviser, commodity trading advisor or commodity pool operator. Changes in laws, regulations or government policies could limit DCM's revenues, increase its costs of doing business and materially adversely affect its business.

        Although DCM is not currently directly regulated outside the United States, the non-U.S. domiciled investment funds that DCM manages are regulated in the jurisdiction of their domicile. Changes in the laws or government policies of these foreign jurisdictions could limit DCM's revenues from these funds, increase DCM's costs of doing business in these jurisdictions and materially adversely affect DCM's business. Furthermore, if DCM expands its business into foreign jurisdictions and establishes offices or subsidiaries overseas, it could become subject to non-U.S. laws and government policies.

        The level of investor participation in DCM's products may also be affected by the regulatory and self-regulatory requirements and restrictions applicable to DCM's products and investors, the financial reporting requirements imposed on DCM's investors and financial intermediaries, and the tax treatment of DCM's products. Adverse changes in any of these areas may result in a loss of existing investors or difficulties in attracting new investors.

                                  OTHER RISKS

        WE MAY NOT BE ABLE TO ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY, WHICH COULD HARM THE VALUE OF OUR BRANDS AND HURT OUR BUSINESS.

        Our intellectual property is material to the conduct of our business. We rely on a combination of trademarks, copyrights, service marks, trade secrets and similar intellectual property rights to protect our brands and other intellectual property. The success of our business strategy depends, in part, on our continued ability to use our existing trademarks and service marks in order to increase brand awareness and further develop our branded products in both existing and new markets. If our efforts to protect our intellectual property are not adequate, or if any third party misappropriates or infringes on our intellectual property, either in print or on the Internet, the value of our brands may be harmed, which could have a material adverse effect on our business, including the failure of our brands to achieve and maintain market acceptance. This could harm our image, brand or competitive position and, if we commence litigation to enforce our rights, cause us to incur significant legal fees.

        We franchise our restaurant brands to various franchisees. While we try to ensure that the quality of our brands is maintained by all of our franchisees, we cannot assure you that these franchisees will not take actions that hurt the value of our intellectual property or the reputation of the Arby's restaurant system. We have registered certain trademarks and have other trademark registrations pending in the United States and certain foreign jurisdictions. The trademarks that we currently use have not been registered in all of the countries outside of the United States in which we do business or may do business in the future and may never be registered in all of these countries. We cannot assure you that all of the steps we have taken to protect our intellectual property in the United States and foreign countries will be adequate. The laws of some foreign countries do not protect intellectual property rights to the same extent as the laws of the United States.

        In addition, we cannot assure you that third parties will not claim infringement by us in the future. Any such claim, whether or not it has merit, could be time-consuming, result in costly litigation, cause delays in introducing new menu items or investment products or require us to enter into royalty or licensing agreements. As a result, any such claim could harm our business and cause a decline in our results of operations and financial condition.

        ONE OF OUR SUBSIDIARIES REMAINS CONTINGENTLY LIABLE WITH RESPECT TO CERTAIN OBLIGATIONS RELATING TO A BUSINESS THAT WE HAVE SOLD.


        In July 1999, we sold 41.7% of our then remaining 42.7% interest in National Propane Partners, L.P. and a sub-partnership, National Propane, L.P. to Columbia Energy Group, and retained less than a 1% special limited partner interest in AmeriGas Eagle Propane, L.P. (formerly known as National Propane, L.P. and as Columbia Propane, L.P.). As part of the transaction, our subsidiary, National Propane Corporation, agreed that while it remains a special limited partner of AmeriGas, it would indemnify the owner of AmeriGas for any payments the owner makes under certain debt of AmeriGas (aggregating approximately $138 million as of October 1, 2006), if AmeriGas is unable to repay or refinance such debt, but only after recourse to the assets of AmeriGas. Either National Propane Corporation or AmeriGas Propane, L.P., the owner of AmeriGas, may require AmeriGas to repurchase the special limited partner interest. However, we believe it is unlikely that either party would require repurchase prior to 2009 as either AmeriGas Propane, L.P. would owe us tax indemnification payments or we would accelerate payment of deferred taxes, which amount to approximately $36.0 million as of October 1, 2006, associated with our sale of the propane business.


        Although we believe that it is unlikely that we will be called upon to make any payments under the indemnification described above, if we are required to make such payments it could have a material adverse effect on our financial position and results of operations.

        CHANGES IN GOVERNMENTAL REGULATION MAY ADVERSELY AFFECT OUR EXISTING AND FUTURE OPERATIONS AND RESULTS.

        Certain of our current and past operations are or have been subject to federal, state and local environmental laws and regulations concerning the discharge, storage, handling and disposal of hazardous or toxic substances that provide for significant fines, penalties and liabilities, in certain cases without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of such hazardous or toxic substances. In addition, third parties may make claims against owners or operators of properties for personal injuries and property damage associated with releases of hazardous or toxic substances. Although we believe that our operations comply in all material respects with all applicable environmental laws and regulations, we cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or interpreted. We cannot predict the amount of future expenditures that may be required in order to comply with any environmental laws or regulations or to satisfy any such claims.

                       RISKS RELATING TO OUR COMMON STOCK

        WE ARE A HOLDING COMPANY AND DEPEND ON DIVIDENDS OF AND DISTRIBUTIONS FROM OUR SUBSIDIARIES AND OUR CASH OR CASH EQUIVALENTS TO MEET OUR OBLIGATIONS.


        Because we are a holding company, our ability to service debt and pay dividends, including dividends on our Class A common stock and Class B common stock, is dependent upon our cash, cash equivalents and short-term investments on hand, cash flows from our subsidiaries, including loans, cash dividends and reimbursement by subsidiaries to us in connection with providing certain management services and payments by subsidiaries under certain tax sharing agreements. For the nine months ended October 1, 2006, the distributed cash flow from our subsidiaries was inadequate to cover all of the expenses of our holding company. Accordingly, we may need to use our cash and cash equivalents or income from other investments we may make to pay dividends on our common stock and preferred stock (if any) and interest and principal on our debt securities.


        Under the terms of the Arby's Restaurant Holdings, LLC credit agreement, there are restrictions on the ability of Arby's Restaurant Holdings, LLC and its subsidiaries to pay dividends and/or make loans or advances to us. The ability of any of our subsidiaries to pay cash dividends and/or make loans or advances to us is also dependent upon the respective abilities of such entities to achieve sufficient cash flows after satisfying their respective cash requirements, including debt service, to enable the payment of such dividends or the making of such loans or advances.

        THE THEN CURRENT HOLDERS OF OUR COMMON STOCK MAY EXPERIENCE A DILUTION IN THE VALUE OF THEIR EQUITY INTEREST AS A RESULT OF THE ISSUANCE AND SALE OF ADDITIONAL SHARES OF OUR COMMON STOCK.

        We may decide to raise additional funds through public or private debt or equity financing to fund our operations. If we raise funds by issuing equity securities, the percentage ownership of then current securityholders will be reduced and the new equity securities may have rights senior to those of the then outstanding common stock. This dilution could be significant depending upon the type of financing obtained and the terms of such financing.

        SHARES OF OUR COMMON STOCK OR PREFERRED STOCK ELIGIBLE FOR PUBLIC SALE COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR CLASS A COMMON STOCK AND CLASS B COMMON STOCK, SERIES 1, AND ANY OTHER OF OUR SECURITIES THAT MAY BE LISTED IN THE FUTURE.


        The market price of our Class A common stock and Class B common stock, Series 1, and any other of our securities that may be listed in the future could decline as a result of sales of a large number of shares in the market in the future or market perception that such sales could occur, including sales or distributions of shares by one or more of our large securityholders or by our controlling securityholder. These factors could also make it more difficult for us to raise funds through offerings of equity securities in the future at a time and at a price that we deem appropriate. As of October 31, 2006, there were 27,913,475 shares of our Class A common stock and 61,002,156 shares of our Class B common stock, Series 1, outstanding. All of the shares of Class A common stock and Class B common stock, Series 1, are freely transferable without restriction or further registration under the federal securities laws, except for any shares held by our affiliates, sales of which will be limited by Rule 144 under the Securities Act absent registration under the Securities Act, and except for the shares covered by this prospectus.


        WE HAVE OUTSTANDING A SUBSTANTIAL AMOUNT OF STOCK OPTIONS EXERCISABLE INTO OUR CLASS A COMMON STOCK AND CLASS B COMMON STOCK, SERIES 1.


        As of October 1, 2006, options to purchase 3,788,000 shares of our Class A common stock and 15,290,000 shares of our Class B common stock, Series 1, were outstanding under our equity participation plans for our directors, officers, key employees and consultants and there were 487,136 shares of Class A common stock and 2,232,980 shares of Class B common stock, Series 1, available for future grant. In addition, there were 99,000 and 486,000 contingently issuable restricted shares of Class A common stock and Class B common stock, respectively, as of October 1, 2006. The exercise of outstanding options or the future issuance of options (and the exercise of such options) or restricted stock will dilute the beneficial ownership of holders of our Class A common stock and Class B common stock, Series 1.


        THE PRICE OF OUR CLASS A COMMON STOCK AND CLASS B COMMON STOCK, SERIES 1, MAY FLUCTUATE SIGNIFICANTLY.

        The price of our Class A common stock and Class B common stock, Series 1, on the New York Stock Exchange constantly changes. We expect that the market price of our Class A common stock and Class B common stock, Series 1, will continue to fluctuate. Our stock prices can fluctuate as a result of a variety of factors, many of which are beyond our control. These factors include:

        o     significant  acquisitions  or  business  combinations,  strategic
              partnerships,   joint  ventures  or  capital  commitments  by  or
              involving us or our competitors;

        o failure to integrate our acquisitions or realize anticipated benefits from our acquisitions;

        o competition, including pricing pressures, the potential impact of competitors' new units on sales by Arby's restaurants and consumers' perceptions of the relative quality, variety and value of the food products offered;

        o     market acceptance of new product offerings;

        o     new product and concept development by competitors;

        o changing trends in consumer tastes and preferences (including changes resulting from health or safety concerns with respect to the consumption of beef, french fries or other foods or the effects of food-borne illnesses) and in spending and demographic patterns;

        o the ability of franchisees to open new restaurants in accordance with their development commitments, including the ability of franchisees to finance restaurant development;

        o     delays in opening new restaurants or completing remodels;

        o anticipated and unanticipated restaurant closures by us and our franchisees;

        o     availability of qualified personnel to us and to our franchisees;

        o     changes in government regulations;

        o     changes in applicable accounting policies and practices; and

        o geopolitical conditions such as acts or threats of terrorism or military conflicts.

        General market fluctuations, industry factors and economic conditions, such as economic slowdowns, recessions or interest rate changes, also could cause our stock price to fluctuate. See "Forward-Looking Statements."

        In addition, the stock market in general has experienced extreme volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the market price of our Class A common stock and Class B common stock, Series 1.

        FORWARD-LOOKING STATEMENTS

        Some of the statements contained in this prospectus or incorporated by reference into this prospectus are "forward-looking statements" that involve risks, uncertainties and assumptions with respect to us, including some statements concerning the transactions described in this prospectus, future results, plans, goals and other events which have not yet occurred. These statements are intended to qualify for the safe harbors from liability provided by Section 27A of the Securities Act and Section 21E of the Exchange Act. You can find many (but not all) of these statements by looking for words like "will," "may," "believes," "expects," "anticipates," "forecast," "future," "intends," "plans" and "estimates" and for similar expressions.

        These forward-looking statements are based on our current expectations, speak only as of the date of this prospectus and are susceptible to a number of risks, uncertainties and other factors. Our actual results, performance and achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. For those statements, we claim the protection of the safe-harbor for forward-looking statements contained in the Securities Litigation Reform Act of 1995. Many important factors could affect our future results and could cause those results to differ materially from those expressed in the forward-looking statements contained in this prospectus. Such factors include, but are not limited to, the following:

        o competition, including pricing pressures and the potential impact of competitors' new units on sales by Arby's restaurants;

        o consumers' perceptions of the relative quality, variety and value of the food products we offer;

        o     success of operating initiatives;

        o     development costs;

        o     advertising and promotional efforts;

        o     brand awareness;

        o     the existence or absence of positive or adverse publicity;

        o new product and concept development by us and our competitors, and market acceptance of such new product offerings and concepts;

        o changes in consumer tastes and preferences, including changes resulting from concerns over nutritional or safety aspects of beef, poultry, french fries or other foods or the effects of food-borne illnesses such as "mad cow disease" and avian influenza or "bird flu";

        o     changes in spending patterns and demographic trends;

        o adverse economic conditions, including high unemployment rates, in geographic regions that contain a high concentration of Arby's restaurants;

        o     the business and financial viability of key franchisees;

        o     the timely payment of franchisee obligations due to us;

        o     availability,   location  and  terms  of  sites  for   restaurant
              development by us and our franchisees;

        o the ability of our franchisees to open new restaurants in accordance with their development commitments, including the ability of franchisees to finance restaurant development;

        o     delays in opening new restaurants or completing remodels;

        o the timing and impact of acquisitions and dispositions of restaurants;

        o     our  ability  to  successfully   integrate  acquired   restaurant
              operations;

        o anticipated or unanticipated restaurant closures by us and our franchisees;


        o our ability to identify, attract and retain potential franchisees with sufficient experience and financial resources to develop and operate Arby's restaurants successfully;


        o changes in business strategy or development plans, and the willingness of our franchisees to participate in our strategy;

        o business abilities and judgment of our and our franchisees' management and other personnel;

        o availability of qualified restaurant personnel to us and to our franchisees;

        o our ability, if necessary, to secure alternative distribution of supplies of food, equipment and other products to Arby's restaurants at competitive rates and in adequate amounts, and the potential financial impact of any interruptions in such distribution;


        o     changes   in   commodity   (including   beef),   labor,   supply,
              distribution and other operating costs and availability and cost of insurance;


        o     adverse weather conditions;

        o significant reductions in our client assets under management (which would reduce our advisory fee revenue), due to such factors as weak performance of our investment products (either on an absolute basis or relative to our competitors or other investment strategies), substantial illiquidity or price volatility in the fixed income instruments that we trade, loss of key portfolio management or other personnel (or lack of availability of additional key personnel if needed for expansion), reduced investor demand for the types of investment products we offer, and loss of investor confidence due to adverse publicity;

        o increased competition from other asset managers offering similar types of products to those we offer;

        o pricing pressure on the advisory fees that we can charge for our investment advisory services;

        o difficulty in increasing assets under management, or efficiently managing existing assets, due to market-related constraints on trading capacity, inability to hire the necessary additional personnel or lack of potentially profitable trading opportunities;

        o our removal as investment manager of one or more of the CDOs or other accounts we manage, or the reduction in our CDO management fees because of payment defaults by issuers of the underlying collateral or the triggering of certain structural protections built into CDOs;

        o availability, terms (including changes in interest rates) and deployment of capital;

        o changes in legal or self-regulatory requirements, including franchising laws, investment management regulations, accounting standards, environmental laws, overtime rules, minimum wage rates and taxation rates;

        o     the   costs,   uncertainties   and   other   effects   of  legal,
              environmental and administrative proceedings;

        o the impact of general economic conditions on consumer spending or securities investing, including a slower consumer economy and the effects of war or terrorist activities;

        o the payment of the future installment of the special cash dividends referred to elsewhere herein and any other future dividends are subject to applicable law and will be made at the discretion of our Board based on such factors as our earnings, financial condition, cash requirements and other factors, including whether such future installment of the special cash dividends would result in a material adjustment to the conversion price of our 5% convertible notes due 2023; and

        o other risks and uncertainties referred to in this prospectus and in our other current and periodic filings with the SEC, all of which are difficult or impossible to predict accurately and many of which are beyond our control.

        We will not undertake and specifically decline any obligation to publicly release the result of any revisions which may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. In addition, it is our policy generally not to make any specific projections as to future earnings, and we do not endorse any projections regarding future performance that may be made by third parties.


                                USE OF PROCEEDS

        We will not receive any proceeds from the sale of our Class B common stock, Series 1, by the selling stockholders.

                              SELLING STOCKHOLDERS

        The shares of our Class B common stock, Series 1, to which this prospectus relates are being registered for offers and sales by the selling stockholders named below. We have registered the shares to permit the selling stockholders and some of their transferees after the date of this prospectus to sell the shares when they deem appropriate. We refer to all of these possible sellers as the "selling stockholders" in this prospectus. The selling stockholders may sell all, a portion or none of their shares at any time.


        The following table sets forth information regarding the beneficial ownership of the Class B common stock, Series 1, by the selling stockholders as of December 5, 2006.

                                                                     SHARES OF
                                                                  CLASS B COMMON
                              SHARES OF CLASS B COMMON STOCK,    STOCK, SERIES 1,       SHARES OF CLASS B COMMON
                               SERIES 1, BENEFICIALLY OWNED      THAT MAY BE SOLD     STOCK, SERIES 1, BENEFICIALLY
                                   PRIOR TO OFFERING(1)            HEREUNDER(1)           OWNED AFTER OFFERING
            NAME                 NUMBER           PERCENT                                NUMBER         PERCENT
---------------------------------------------------------------------------------------------------------------------
Russell V. Umphenour, Jr.(2)    3,615,856             6.0%            3,614,177          1,679               *
Dennis E. Cooper                1,471,498             2.6%            1,471,498              -               -
Thomas A. Garrett               1,229,073(3)          1.7%              691,414        537,659(3)            *
J. Russell Welch                  947,119             1.6%              947,119              -               -
Russell V. Umphenour, III         627,259             1.1%              627,259              -               -
Sharon S. Umphenour               481,355             *                 481,355              -               -
Sharron L. Barton                 254,219             *                 254,219              -               -
Cooper Family Partnership         207,783             *                 207,783              -               -
Deborah K. Pike                   198,453             *                 198,453              -               -
Michael I. Lippert                132,074(4)          *                 100,553         31,521(4)            *
Joseph Gondolfo                    14,563             *                  14,563              -               -
J. David Pipes                    161,471(5)          *                   3,866        157,605(5)            *
Royal Family Kids Camp            103,891             *                 103,891              -               -
Michael B. Abt                    100,553             *                 100,553              -               -
John L. Gray, Jr.                 100,553             *                 100,553              -               -
Robert P. Rogers                   12,495             *                  12,495              -               -
Ray Biondi                         10,682             *                  10,682              -               -
Robert S. Stallings                 3,748             *                   3,748              -               -
John A. Todd, Jr.                  30,165             *                  30,165              -               -
Karen G. Samples                   29,589             *                  29,589              -               -
Gregory L. Hawkins                 20,431             *                  20,431              -               -
Allison K. Hyer                    20,270             *                  20,270              -               -
Susan A. Bauer                     20,110             *                  20,110              -               -
Daniel T. Collins                  20,110             *                  20,110              -               -
Wendy E. Henderson                 20,110             *                  20,110              -               -
Jeryl M. McIntyre                  20,110             *                  20,110              -               -
Melissa M. Strait                  20,110             *                  20,110              -               -
Michael P. Kovac                   11,658             *                  11,658              -               -
John M. Davis, Jr.                 11,034             *                  11,034              -               -
Jason T. Abelkop                   10,908             *                  10,908              -               -
Patrick S. Herreman                10,215             *                  10,215              -               -
Thomas L. Stager                   10,055             *                  10,055              -               -
Lynn P. Alexander                   2,285             *                   2,285              -               -
Jerry R. Ardizzone                    188             *                     188              -               -
Cynthia S. Richardson               1,481             *                   1,481              -               -

                                                                     SHARES OF
                                                                  CLASS B COMMON
                              SHARES OF CLASS B COMMON STOCK,    STOCK, SERIES 1,       SHARES OF CLASS B COMMON
                               SERIES 1, BENEFICIALLY OWNED      THAT MAY BE SOLD     STOCK, SERIES 1, BENEFICIALLY
                                   PRIOR TO OFFERING(1)            HEREUNDER(1)           OWNED AFTER OFFERING
            NAME                 NUMBER           PERCENT                                NUMBER         PERCENT
---------------------------------------------------------------------------------------------------------------------
Christopher P. Kuehn                  804             *                     804              -               -
James M. Hannan                       504             *                     504              -               -
John S. Dritt                         489             *                     489              -               -
John A. Odachowski                    489             *                     489              -               -
Kito O. Cody                          160             *                     160              -               -
Gary A. Clough                        145             *                     145              -               -

---------------------------

        *Less than 1%.


        (1) Includes 1,203,372 shares of Class B common stock, Series 1, deposited in an escrow account in connection with the RTM acquisition and available for sale upon release from such escrow account in accordance with the terms thereof. See "The RTM Acquisition."

        (2) Mr. Umphenour became a director of Triarc on August 11, 2005. Since that date, he has received an aggregate of 1,679 shares of Class B common stock, Series 1, in lieu of cash payments of director's fees otherwise payable to him.

        (3) Includes options to purchase 537,659 shares of our Class B common stock, Series 1, held by Mr. Garre that have vested.

        (4) Includes options to purchase 31,521 shares of our Class B common stock, Series 1, held by Mr. Lippert that have vested.

        (5) Includes options to purchase 157,605 shares of our Class B common stock, Series 1, held by Mr. Pipes that have vested.



RELATIONSHIP WITH SELLING STOCKHOLDERS


        All of the shares offered by the selling stockholders were received by them in connection with the RTM acquisition. As part of the total consideration in the RTM acquisition, we issued 9,684,316 shares of our Class B common stock, Series 1, and options to purchase 774,066 shares of our Class B common stock, Series 1 (with a weighted average exercise price of $8.92 per share). The number of shares and options that were issued to the selling stockholders are set forth above. Of the shares that were issued, a total of 1,203,372 shares were deposited in an escrow account in connection with the RTM acquisition. See "The RTM Acquisition" for a more detailed description of certain relationships among us and the selling stockholders.

                              PLAN OF DISTRIBUTION

        The selling stockholders may sell the securities from time to time on any stock exchange or automated interdealer quotation system on which the securities are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated.

        The selling stockholders may sell the securities by one or more of the following methods, without limitation:

        o block trades in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and sell a portion of the block as principal to facilitate the transaction;

        o purchases by a broker or dealer as principal and sale by the broker or dealer for its own account pursuant to this prospectus;

        o an exchange distribution in accordance with the rules of any stock exchange on which the securities are listed;

        o ordinary brokerage transactions and transactions in which the broker solicits purchases;

        o     privately negotiated transactions;

        o     short sales;

        o through the writing of options on the securities, whether or not the options are listed on an options exchange;

        o through the distribution of the securities by any selling stockholder to its partners, members or stockholders;

        o one or more underwritten offerings on a firm commitment or best efforts basis; and

        o     any combination of any of these methods of sale.

        We do not know of any arrangements by the selling stockholders for the sale of any of the securities.

        The selling stockholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the securities. These brokers, dealers or underwriters may act as principals, or as an agent of a selling stockholder. Broker-dealers may agree with a selling stockholder to sell a specified number of the securities at a stipulated price per security. If the broker-dealer is unable to sell securities acting as agent for a selling stockholder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire securities as principals may thereafter sell the securities from time to time in transactions on any stock exchange or automated interdealer quotation system on which the securities are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The selling stockholders may also sell the securities in accordance with Rule 144 under the Securities Act rather than pursuant to this prospectus, regardless of whether the securities are covered by this prospectus.

        From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the securities owned by them. The pledgees, secured parties or persons to whom the securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders. As and when a selling stockholder takes such actions, the number of securities offered under this prospectus on behalf of such selling stockholder will decrease. The plan of distribution for that selling stockholder's securities will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell the securities short, and, in those instances, this prospectus may be delivered in connection with the short sales and the securities offered under this prospectus may be used to cover short sales.

        To the extent required under the Securities Act, the aggregate amount of selling stockholders' securities being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the securities may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling stockholder and/or purchasers of selling stockholders' securities for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).

        The selling stockholders and any underwriters, brokers, dealers or agents that participate in the distribution of the securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the sale of the securities sold by them may be deemed to be underwriting discounts and commissions.

        A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the securities in the course of hedging the positions they assume with that selling stockholder, including, without limitation, in connection with distributions of the securities by those broker-dealers. A selling stockholder may enter into option or other transactions with broker-dealers that involve the delivery of the securities offered hereby to the broker-dealers, who may then sell or otherwise transfer those securities. A selling stockholder may also loan or pledge the securities offered hereby to a broker-dealer and the broker-dealer may sell the securities offered hereby so loaned or upon a default may sell or otherwise transfer the pledged securities offered hereby.

        A selling stockholder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by the selling stockholder or borrowed from the selling stockholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from the selling stockholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

        The selling stockholders and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by the selling stockholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of securities in the market and to the activities of the selling stockholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.

        We have agreed to indemnify in certain circumstances the selling stockholders against certain liabilities, including liabilities under the Securities Act. The selling stockholders have agreed to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act.

        The securities offered hereby were originally issued to the selling stockholders in a private placement pursuant to an exemption from the registration requirements of the Securities Act. We agreed to register the securities under the Securities Act and to keep the registration statement of which this prospectus is a part effective for a specified period of time. We have agreed to pay all expenses in connection with this offering, but not including underwriting discounts, concessions, commissions or fees of the selling stockholders or their counsel, or transfer taxes and expenses related thereto.

        We will not receive any proceeds from sales of any securities by the selling stockholders.

        We cannot assure you that the selling stockholders will sell all or any portion of the securities offered hereby.

                                 LEGAL MATTERS

        Certain legal matters relating to the validity of the securities will be passed upon by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York.

                                    EXPERTS

        The consolidated financial statements and financial statement schedule as of January 1, 2006 and January 2, 2005 and for each of the three years in the period ended January 1, 2006 and management's report on the effectiveness of internal control over financial reporting as of January 1, 2006 incorporated by reference into this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports which are incorporated herein by reference and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The consolidated financial statements of Encore Capital Group, Inc. and management's report on the effectiveness of Encore's internal control over financial reporting appearing in Encore's Annual Report on Form 10-K for the year ended December 31, 2005, incorporated by reference in this Prospectus, have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports dated February 16, 2006 incorporated herein by reference, and are incorporated herein in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

        The combined financial statements of RTM Restaurant Group as of May 29, 2005 and May 30, 2004, and for each of the two years in the period ended May 29, 2005, incorporated herein by reference from our Current Report on Form 8-K dated October 19, 2006 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon and incorporated by reference herein, and are incorporated herein in reliance on such report given on the authority of such firm as experts in accounting and auditing.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

         ITEM 14 - OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following statement sets forth the expenses to be borne by the Registrant in connection with the distribution of the offered securities. All amounts other than the filing fee for the registration statement are estimates.


Filing fee for Registration Statement.............................   $  16,859
Printing fees and expenses........................................      17,000
Legal fees and expenses...........................................      50,000
Accounting and auditor fees and expenses..........................     263,000
Miscellaneous.....................................................      16,141
                                                                     ----------
         Total....................................................   $ 363,000
                                                                     ==========


ITEM 15 - INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        The certificate of incorporation of Triarc Companies, Inc. (the "Registrant" or the "Company"), as amended to date (the "Triarc Charter"), provides indemnification to the extent not prohibited by Delaware law (including as such law may be amended in the future to be more favorable to directors and officers). Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed civil, criminal, administrative or investigative action, suit or proceeding (other than an action by or in the right of the corporation, such as a derivative action) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent for any corporation, partnership, joint venture, trust, employee benefit plan or other enterprise (an "Other Entity"). The Triarc Charter provides that its officers and directors, and any person serving in any capacity at the request of the Company for an Other Entity shall be entitled to such indemnification; however, the Board of Directors of the Company (the "Triarc Board") may specifically grant such indemnification to other persons in respect of service to the Company or an Other Entity. The Triarc Charter specifies that any director or officer of the Company serving in any capacity with a majority owned subsidiary or any employee benefit plan of the Company or of any majority owned subsidiary shall be deemed to be doing so at the request of the Company.

        Under Section 145 of the DGCL, depending on the nature of the proceeding, a corporation may indemnify against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person so indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. In the case of a derivative action, no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses as such court shall deem proper.

        Section 145 further provides that to the extent that a director or officer of a corporation is successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys'
fees) actually and reasonably incurred in connection therewith. However, if such director or officer is not successful in the defense of any such action, suit or proceeding, or in the defense of any claim, issue or matter therein, he or she shall only be indemnified by the corporation as authorized in the specific case upon a determination that indemnification is proper because he or she met the applicable standard set forth above as determined by a majority of the disinterested directors, by independent legal counsel or by the stockholders.

        The Triarc Charter provides that expenses are to be advanced prior to the final disposition of a proceeding upon the receipt by the Company of an undertaking, as required by the DGCL, that the director or officer or other indemnified person will repay such advances if he or she is ultimately found not to be entitled to indemnification under the DGCL.

        The Triarc Charter permits a person entitled to indemnity to bring an action in court to obtain such indemnity and provides that, in any such action, the court will not be bound by a decision of the Triarc Board, independent counsel or stockholders that such person is not entitled to indemnification. Such person is also indemnified for any expenses incurred in connection with successfully establishing his or her right to indemnification in any such proceeding. The Triarc Charter expressly provides that the right to indemnification thereunder is a contract right and, therefore, cannot be retroactively eliminated by a later stockholder vote, and is not an exclusive right and, therefore, the Company may provide other indemnification, if appropriate.

        The Company also enters into indemnification agreements with its directors and officers indemnifying them against liability they may incur in their capacity as such. The indemnification agreements do not provide indemnification to the extent that the indemnitee is indemnified by the Company under the Triarc Charter, its bylaws, its directors' and officers' liability insurance, or otherwise. Additionally, the indemnification agreements do not provide indemnification (i) for the return by the indemnitee of any illegal remuneration paid to him or her; (ii) for any profits payable by the indemnitee to the Company pursuant to Section 16(b) of the Exchange Act; (iii) for any liability resulting from the indemnitee's fraudulent, dishonest or willful misconduct; (iv) for any amount the payment of which is not permitted by applicable law; (v) for any liability resulting from conduct producing unlawful personal benefit; or (vi) if a final court adjudication determines such indemnification is not lawful.

        Determinations as to whether an indemnitee is entitled to be paid under the indemnification agreements may be made by the majority vote of a quorum of disinterested directors, independent legal counsel selected by the Triarc Board, a majority of disinterested Company stockholders or by a final adjudication of a court of competent jurisdiction. In the event that the Company undergoes a "Change of Control" (as defined in the indemnification agreements) all such determinations shall be made by special independent counsel selected by the indemnitee and approved by the Company, which approval may not be unreasonably withheld. In certain circumstances, an indemnitee may require the Company to establish a trust fund to assure that funds will be available to pay any amounts which may be due such indemnitee under an indemnification agreement.

        As permitted by Section 102(b)(7) of the DGCL, the Triarc Charter includes a provision which eliminates the personal liability of a director to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, other than liability (i) for the breach of a director's duty of loyalty to the Company and its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (relating to unlawful payment of a dividend and unlawful stock purchase and redemption) or (iv) for any transaction from which the director derived any improper personal benefit.

        Finally, the Triarc Charter authorizes the Company, as permitted by the DGCL, to purchase directors' and officers' liability insurance. The Company carries directors' and officers' liability insurance covering losses up to specified amounts.

        In addition, the by-laws of the Company, as amended to date (the "Triarc By-Laws"), also provides indemnification to its directors and officers to the extent not prohibited by Delaware law.

        The foregoing statements are subject to the detailed provisions of Sections 145 and 102 of the DGCL, the Triarc Charter, the Triarc By-Laws and the referenced indemnification agreements. The Company has also agreed to indemnify in certain circumstances the selling stockholders against certain liabilities, including liabilities under the Securities Act.

ITEM 16 - EXHIBITS.

5.1** Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to the legality of the securities being registered.
23.1*     Consent of Deloitte & Touche LLP.
23.2*     Consent of BDO Seidman, LLP.
23.3*     Consent of Ernst &Young LLP.
23.4**    Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP.
24.1** Powers of Attorney of certain officers and directors of Triarc Companies, Inc.

---------------
*    Filed herewith.
**   Filed previously.



ITEM 17 - UNDERTAKINGS.

        The Registrant hereby undertakes:

        (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                (iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement; provided, however, that paragraphs (1)(i) and (1)(ii) hereof do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in this Registration Statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement;

         (2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

         (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

         (4) that, for the purpose of determining liability under the Securities Act of 1933, as amended, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

         (5) that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended, that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 13, 2006.


                                       TRIARC COMPANIES, INC.
                                            (Registrant)


                                       By: /s/ Nelson Peltz
                                           --------------------------
                                           Nelson Peltz
                                           Chairman and Chief Executive Officer


        Pursuant to the requirements of the Securities Act, this Amendment No. 3 to the Registration Statement has been signed below on December 13, 2006 by the following persons in the capacities indicated.


-------------------------------------------------------------------------------
          SIGNATURE                                     TITLES
-------------------------------------------------------------------------------


      /s/ Nelson Peltz                     Chairman and Chief Executive Officer
---------------------------------          and Director
         Nelson Peltz                      (Principal Executive Officer)


       /s/ Peter W. May                    President and Chief Operating Officer
---------------------------------           and Director
          Peter W. May                     (Principal Operating Officer)


   /s/ Francis T. McCarron                 Executive Vice President and Chief
---------------------------------          Financial Officer
     Francis T. McCarron                   (Principal Financial Officer)


    /s/ Fred H. Schaefer                   Senior Vice President and Chief
---------------------------------          Accounting Officer
      Fred H. Schaefer                     (Principal Accounting Officer)



               *                           Director
---------------------------------
        Hugh L. Carey


               *                           Director
---------------------------------
        Clive Chajet


               *                           Vice Chairman and Director
---------------------------------
      Edward P. Garden


               *                           Director
---------------------------------
      Joseph A. Levato


               *                           Director
---------------------------------
      Gregory H. Sachs


               *                           Director
---------------------------------
     David E. Schwab II

-------------------------------------------------------------------------------
          SIGNATURE                                     TITLES
-------------------------------------------------------------------------------


               *                           Director
---------------------------------
      Raymond S. Troubh


               *                           Director
---------------------------------
       Gerald Tsai, Jr.


               *                           Director
---------------------------------
    Russell V. Umphenour Jr.


               *                           Director
---------------------------------
      Jack G. Wasserman




* By: /s/ Nelson Peltz
      ---------------------
      Nelson Peltz
      Attorney-in-Fact

                                 EXHIBIT INDEX

EXHIBIT                                                      DESCRIPTION

5.1** Opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP as to the legality of the securities being registered.
23.1*     Consent of Deloitte & Touche LLP.
23.2*     Consent of BDO Seidman, LLP.
23.3*     Consent of Ernst &Young LLP.
23.4**    Consent of Paul, Weiss, Rifkind, Wharton & Garrison LLP.
24.1** Powers of Attorney of certain officers and directors of Triarc Companies, Inc.

---------------
*    Filed herewith.
**   Filed previously.

                                                                   EXHIBIT 23.1
                                                                   ------------



            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM




                We consent to the incorporation by reference in this Amendment No. 3 to Registration Statement No. 333-127818 on Form S-3 of our reports dated March 31, 2006, relating to the consolidated financial statements and financial statement schedule of Triarc Companies, Inc. (the "Company") and management's report on the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K of the Company for the year ended January 1, 2006, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.



/s/ DELOITTE & TOUCHE LLP



New York, New York
December 13, 2006

                                                                   EXHIBIT 23.2
                                                                   ------------




            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


                We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Amendment No. 3 to the Registration Statement on Form S-3 of our reports dated February 16, 2006, relating to the consolidated financial statements of Encore Capital Group, Inc. and the effectiveness of Encore Capital Group, Inc.'s internal control over financial reporting appearing in Encore Capital Group, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2005, included in the 2005 Annual Report on Form 10-K for Triarc Companies, Inc. and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.



/s/ BDO SEIDMAN, LLP

Costa Mesa, California


December 12, 2006

                                                                   EXHIBIT 23.3
                                                                   ------------




                        CONSENT OF INDEPENDENT AUDITORS



                We consent to the reference to our firm under the caption "Experts" in this Amendment No. 3 to the Registration Statement and related Prospectus of Triarc Companies, Inc. (Form S-3, No. 333-127818) and to the incorporation by reference therein of our report dated June 28, 2006 relating to the combined financial statements of RTM Restaurant Group as of May 29, 2005 and May 30, 2004, and for each of the two years in the period ended May 29, 2005, included in Triarc Companies, Inc.'s Current Report on Form 8-K dated October 19, 2006 filed with the Securities and Exchange Commission.



/s/ ERNST & YOUNG LLP


Atlanta, Georgia
December 7, 2006